Exhibit 99.1




ARACRUZ CELULOSE S.A.
QUARTERLY FINANCIAL INFORMATION
(ITR) AS OF MARCH 31, 2005 AND
REPORT OF INDEPENDENT REGISTERED
PUBLIC ACCOUNTING FIRM


FEDERAL PUBLIC SERVICE
CVM - SECURITIES COMMISSION                                                               Corporate Legislation
QUARTERLY INFORMATION - ITR                                                                 Period - 03/31/2005
COMMERCIAL, INDUSTRIAL & OTHERS TYPES OF BUSINESS


01.01 - IDENTIFICATION
-------------------------------------------------------------------------------------------------------------------------
 01 - CVM Code                                   02 - Name of Society                03 - Taxpayer N(0)
       0043-4                                    Aracruz Celulose S.A.               42.157.511/0001-61

01.02 - ADDRESS OF HEAD OFFICES
-------------------------------------------------------------------------------------------------------------------------
01 - COMPLETE ADDRESS                                             02 - DISTRICT                03 - ZIP CODE (CEP)
       Caminho Barra do Riacho, s/n(o) - km 25                    Barra do Riacho              29.197-900
04 - CITY                                                         05 - STATE
     Aracruz                                                           Espirito Santo
06 - AREA CODE          07 - TELEPHONE     08 - TELEPHONE                 09 - TELEPHONE               10 - TELEX
     027                     3270-2442             --                             --                         --
11 - AREA CODE          12 - FAX NO.       13 - FAX NO.                   14 - FAX NO.
     027                     3270-2590             --                             --
15 - E-MAIL
     mbl@aracruz.com.br

01.03 - DIRECTOR OF MARKET RELATIONS (BUSINESS ADDRESS)
-------------------------------------------------------------------------------------------------------------------------
01  - NAME
Isac Roffe Zagury
02  - COMPLETE ADDRESS                                                                               03 - DISTRICT
Rua Lauro Muller, 116 - 40th Floor                                                                      Botafogo
04 - ZIP CODE (CEP)                     05 - CITY                                                   06 - STATE
     22.290-160                              Rio de Janeiro                                            Rio de Janeiro
07 - AREA CODE       08 - TELEPHONE       09 - TELEPHONE                       10  TELEPHONE                11 - TELEX
      021              3820-8160               3820-8139                              --                          --
12 - AREA CODE       13 - FAX NO        14 - FAX NO                          15 - FAX NO
     021                2541-7947          3820-8202                               --
16 - E-MAILL
     iz@aracruz.com.br

01.04 - ACCOUNTANT / REFERENCE
-------------------------------------------------------------------------------------------------------------------------
      CURRENT FISCAL YEAR               CURRENT QUARTER                                 PREVIOUS QUARTER
   1 - BEGINNING    2 - ENDING   3 - NUMBER    4 - BEGINNING    5 - ENDING    6 - NUMBER   7 - BEGINNING    9 - ENDING
   01/01/2005      12/31/2005        1         01/01/2005       03/31/2005         4       10/01/2004       12/31/2004
9 - NAME / ACCOUNTANT CORPORATE NAME                                          10 -  CVM CODE
    Deloitte Touche Tohmatsu Auditores Independentes                                00385-9
11 - NAME OF THE TECHNICAL RESPONSIBLE                                        12 - CPF  N(0)
     Celso de Almeida Moraes                                                  680.686.898-34

01.05 - CURRENT BREAKDOWN OF PAID-IN CAPITAL, NET OF TREASURY STOCK
-------------------------------------------------------------------------------------------------------------------------
   NUMBER OF SHARES        1 - CURRENT QUARTER       2 - PREVIOUS QUARTER     3 -QUARTER PREVIOUS YEAR
     (Thousands)                03/31/2005                12/31/2004                 03/31/2004
PAID-IN CAPITAL
   1 - COMMON                          455,391                    455,391                      455,391
   2 -PREFERRED                        577,163                    577,163                      577,163
   3 - TOTAL                         1,032,554                  1,032,554                    1,032,554
IN TREASURY
   4 - COMMON                              483                        483                          483
   5 -PREFERRED                          1,378                      1,378                        1,378
   6 - TOTAL                             1,861                      1,861                        1,861


FEDERAL PUBLIC SERVICE
CVM - SECURITIES COMMISSION                                                               Corporate Legislation
QUARTERLY INFORMATION - ITR                                                                 Period - 03/31/2005
COMMERCIAL, INDUSTRIAL & OTHERS TYPES OF BUSINESS


01.01 - IDENTIFICATION
-------------------------------------------------------------------------------------------------------------------------
 01 - CVM Code                                   02 - Name of Society                03 - Taxpayer N(0)
       0043-4                                    Aracruz Celulose S.A.               42.157.511/0001-61

01.06 - SOCIETY CHARACTERISTICS
-------------------------------------------------------------------------------------------------------------------------
1 - TYPE OF SOCIETY
      COMMERCIAL,  INDUSTRIAL  &  OTHER  TYPES  OF   BUSINESS
2 - SITUATION
      IN OPERATION
3 - ACTIVITY   CODE
      104 - PAPER AND PULP INDUSTRY
4 - ACTIVITY OF THE  SOCIETY
      PRODUCTION OF BLEACHED  EUCALYPTUS PULP
5 - TYPE OF CONSOLIDATED
      TOTAL
6 - AUDITORS'REPORT TYPE
      UNQUALIFIED OPINION

01.07 - SUBSIDIARIES EXCLUDED FROM CONSOLIDATED STATEMENTS
-------------------------------------------------------------------------------------------------------------------------
 01 - ITEM   02 - TAXPAYER NO.                   03 - NAME

01.08 - DIVIDENDS APPROVED/PAID DURING AND AFTER CURRENT QUARTER
-------------------------------------------------------------------------------------------------------------------------
1 - ITEM  2 - EVENT 3 - DATE OF APPROVAL  4 - TYPE  5 - PAYMENT BEGAIN  6 - STOCK TYPE   7 - STOCK OF VALUE

01.09 - SUBSCRIBED CAPITAL AND CHANGES IN ACCOUNTING PERIOD IN COURSE
-------------------------------------------------------------------------------------------------------------------------
1 - ITEM  2 - DATE OF    3 - VALUE OF     4 - VALUE OF THE ALTERATION  5 - ORIGIN OF THE  7 - AMOUNT OF   8 - VALUE PER
          CHANGE         THE SUBSCRIBED         (REAL THOUSAND)           ALTERATION      OUTSTANDING     SHARE PER ON THE
                         CAPITAL                                                          STOCKS          ISSUE DATE
                         (REAL THOUSAND)                                                  (THOUSAND)      (REAL)

01.10 - DIRECTOR OF INVESTOR RELATIONS
-------------------------------------------------------------------------------------------------------------------------
01 - DATE                                              02 - SIGNATURE
04/08/2005                                             /s/ Isac Roffe Zagury


FEDERAL PUBLIC SERVICE
CVM - SECURITIES COMMISSION                                                               Corporate Legislation
QUARTERLY INFORMATION - ITR                                                                 Period - 03/31/2005
COMMERCIAL, INDUSTRIAL & OTHERS TYPES OF BUSINESS

01.01 - IDENTIFICATION
---------------------------------------------------------------------------------------------------------------
 01 - CVM Code                                   02 - Name of Society                03 - Taxpayer N(0)
       0043-4                                    Aracruz Celulose S.A.               42.157.511/0001-61

---------------------------------------------------------------------------------------------------------------
02.01 - BALANCE SHEET - ASSETS - THOUSAND OF R$
---------------------------------------------------------------------------------------------------------------
1 - CODE    2 - DESCRIPTION                                        3 - DATE - 03/31/2005 4 - DATE - 12/31/2004
1           TOTAL ASSETS                                                       8,287,659             8,104,932
1.1         CURRENT ASSETS                                                     1,774,177             1,687,049
1.1.1       CASH AND CASH EQUIVALENTS                                             70,673                 1,308
1.1.2       CREDITS                                                              351,954               428,103
1.1.2.1     ACCOUNTS RECEIVABLE FROM CUSTOMERS - PULP                            224,871               281,652
1.1.2.2     ACCOUNTS RECEIVABLE FROM CUSTOMERS - PAPER                            26,954                24,416
1.1.2.3     ACCOUNTS RECEIVABLE FROM CUSTOMERS - OTHERS                            2,977                 2,263
1.1.2.4     EMPLOYEES                                                              4,215                 4,457
1.1.2.5     SUPPLIERS                                                              3,726                 2,087
1.1.2.6     SUBSIDIARIES                                                               3                     0
1.1.2.7     TAXES                                                                 82,708               107,120
1.1.2.8     OTHERS                                                                 6,500                 6,108
1.1.3       INVENTORIES                                                          178,461               152,869
1.1.3.1     SUPPLIES                                                              87,189                85,486
1.1.3.2     RAW MATERIALS                                                         47,018                47,944
1.1.3.3     FINISHED GOODS                                                        44,004                19,093
1.1.3.4     PRODUCTS IN PROCESS                                                        0                     0
1.1.3.5     OTHERS                                                                   250                   346
1.1.4       OTHERS                                                             1,173,089             1,104,769
1.1.4.1     DEBT SECURITIES                                                    1,156,454             1,093,905
1.1.4.2     FINANCIAL APPLICATION                                                 10,151                10,573
1.1.4.3     PREPAID EXPENSES                                                       6,474                   281
1.1.4.4     FIXED ASSETS AVAILABLE FOR SALE                                            0                     0
1.1.4.5     OTHERS                                                                    10                    10
1.2         LONG-TERM ASSETS                                                     210,663               200,894
1.2.1       CREDITS                                                              154,306               144,978
1.2.1.1     ACCOUNTS RECEIVABLE FROM CUSTOMERS                                         0                     0
1.2.1.2     SUPPLIERS                                                            141,340               129,285
1.2.1.3     TAXES                                                                  6,851                 8,247
1.2.1.4     OTHERS                                                                 6,115                 7,446

---------------------------------------------------------------------------------------------------------------
02.01 - BALANCE SHEET - ASSETS - THOUSAND OF R$
---------------------------------------------------------------------------------------------------------------
1 - CODE        2 - DESCRIPTION                                     3 - DATE - 03/31/2005   4 - DATE - 12/31/2004
1.2.2           ACCOUNTS RECEIVABLE - RELATED PARTIES                                 5,114                  4,074
1.2.2.1         FROM AFFILIATES                                                           0                      0
1.2.2.2         FROM SUBSIDIARIES                                                     5,114                  4,074
1.2.2.3         OTHERS                                                                    0                      0
1.2.3           OTHERS                                                               51,243                 51,842
1.2.3.1         DEBT SECURITIES                                                       4,250                  4,250
1.2.3.2         ESCROW DEPOSITS                                                      45,426                 46,025
1.2.3.3         OTHERS                                                                1,567                  1,567
1.3             FIXED ASSETS                                                      6,302,819              6,216,989
1.3.1           INVESTMENTS                                                       1,446,967              1,319,712
1.3.1.1         IN AFFILIATES                                                        18,252                 18,610

FEDERAL PUBLIC SERVICE
CVM - SECURITIES COMMISSION                                                               Corporate Legislation
QUARTERLY INFORMATION - ITR                                                                 Period - 03/31/2005
COMMERCIAL, INDUSTRIAL & OTHERS TYPES OF BUSINESS


01.01 - IDENTIFICATION
-------------------------------------------------------------------------------------------------------------------------
 01 - CVM Code                                   02 - Name of Society                03 - Taxpayer N(0)
       0043-4                                    Aracruz Celulose S.A.               42.157.511/0001-61

1.3.1.2         IN SUBSIDIARIES                                                   1,425,915              1,298,302
1.3.1.3         OTHER COMPANIES                                                       2,800                  2,800
1.3.2           PROPERTY, PLANT AND EQUIPMENT                                     4,355,131              4,381,839
1.3.2.1         LAND                                                                589,855                589,020
1.3.2.2         BUILDINGS                                                           467,357                464,013
1.3.2.3         MACHINERY AND EQUIPMENT                                           2,390,549              2,449,259
1.3.2.4         FORESTS                                                             694,319                674,805
1.3.2.5         CONSTRUCTION IN PROGRESS                                             88,439                 75,374
1.3.2.6         OTHERS                                                              124,612                129,368
1.3.3           DEFERRED ASSETS                                                     500,721                515,438
1.3.3.1         INDUSTRIAL                                                            8,198                  8,843
1.3.3.2         FORESTS                                                                   0                      0
1.3.3.3         ADMINISTRATIVE                                                            0                      0
1.3.3.4         GOODWILL ARISING ON INCORPORATION OF ENTITY                         492,523                506,595
1.3.3.5         OTHERS                                                                    0                      0


FEDERAL PUBLIC SERVICE
CVM - SECURITIES COMMISSION                                                               Corporate Legislation
QUARTERLY INFORMATION - ITR                                                                 Period - 03/31/2005
COMMERCIAL, INDUSTRIAL & OTHERS TYPES OF BUSINESS


01.01 - IDENTIFICATION
-------------------------------------------------------------------------------------------------------------------------
 01 - CVM Code                                   02 - Name of Society                03 - Taxpayer N(0)
       0043-4                                    Aracruz Celulose S.A.               42.157.511/0001-61

---------------------------------------------------------------------------------------------------------------
2.02 - BALANCE SHEET - LIABILITIES - THOUSAND OF R$
---------------------------------------------------------------------------------------------------------------

1 - CODE        2 - DESCRIPTION                                     3 - DATE - 03/31/2005   4 - DATE - 12/31/2004
2               TOTAL LIABILITIES                                                 8,287,659              8,104,932
2.1             CURRENT LIABILITIES                                                 991,169                878,823
2.1.1           LOANS AND FINANCING                                                 311,609                203,968
2.1.2           DEBENTURES                                                                0                      0
2.1.3           SUPPLIERS                                                           105,787                117,188
2.1.4           TAXES                                                                79,193                 96,895
2.1.5           DIVIDENDS PAYABLE                                                     2,107                 27,692
2.1.6           PROVISIONS                                                           23,052                 35,760
2.1.6.1         VACATION AND 13th  SALARY                                            17,576                 17,192
2.1.6.2         PROFIT SHARING                                                        5,476                 18,568
2.1.7           LOANS FROM RELATED PARTIES                                          300,690                246,898
2.1.7.1         ADVANCES FROM SUBSIDIARIES                                          300,247                246,037
2.1.7.2         OTHERS                                                                    0                      0
2.1.7.3         OTHER DEBTS TO SUBSIDIARIES                                             443                    861
2.1.8           OTHERS                                                              168,731                150,422
2.1.8.1         OTHERS                                                               18,731                    422
2.1.8.2         PROPOSED DIVIDENDS                                                  150,000                150,000
2.2             LONG-TERM LIABILITIES                                             3,586,776              3,735,281
2.2.1           LOANS AND FINANCING                                               1,284,091              1,356,791
2.2.2           DEBENTURES                                                                0                      0
2.2.3           PROVISION                                                           458,961                454,920
2.2.3.1         LABOR CONTINGENCIES                                                  32,563                 33,383
2.2.3.2         TAX CONTINGENCIES                                                   330,340                312,199
2.2.3.3         OTHERS                                                               96,058                109,338
2.2.4           LOANS FROM RELATED PARTIES                                        1,750,805              1,829,324
2.2.4.1         ADVANCES FROM SUBSIDIARIES                                        1,750,805              1,829,324
2.2.5           OTHERS                                                               92,919                 94,246
2.2.5.01        SUPPLIERS                                                            36,146                 36,069
2.2.5.02        OTHERS                                                               56,773                 58,177
-

FEDERAL PUBLIC SERVICE
CVM - SECURITIES COMMISSION                                                               Corporate Legislation
QUARTERLY INFORMATION - ITR                                                                 Period - 03/31/2005
COMMERCIAL, INDUSTRIAL & OTHERS TYPES OF BUSINESS


01.01 - IDENTIFICATION
-------------------------------------------------------------------------------------------------------------------------
 01 - CVM Code                                   02 - Name of Society                03 - Taxpayer N(0)
       0043-4                                    Aracruz Celulose S.A.               42.157.511/0001-61

---------------------------------------------------------------------------------------------------------------
02.02 - BALANCE SHEET - LIABILITIES - THOUSAND OF R$
---------------------------------------------------------------------------------------------------------------
1 - CODE        2 - DESCRIPTION                                     3 - DATE - 03/31/2005   4 - DATE - 12/31/2004
2.5             STOCKHOLDER'S EQUITY                                              3,709,714              3,490,828
2.5.1           PAID-IN CAPITAL                                                   1,854,507              1,854,507
2.5.1.1         COMMON STOCK                                                        783,599                783,599
2.5.1.2         PREFERRED STOCK                                                   1,070,858              1,070,908
2.5.2           CAPITAL RESERVES                                                    142,858                142,858
2.5.3           REVALUATION RESERVE                                                       0                      0
2.5.3.1         OWN ASSETS                                                                0                      0
2.5.3.2         SUBSIDIARIES / AFFILIATES                                                 0                      0
2.5.4           REVENUE RESERVES                                                  1,493,463              1,493,463
2.5.4.1         LEGAL                                                               222,160                222,160
2.5.4.2         STATUTORY                                                                 0                      0
2.5.4.3         FOR CONTINGENCIES                                                         0                      0
2.5.4.4         UNREALIZED INCOME                                                         0                      0
2.5.4.5         FOR INVESTMENTS                                                   1,279,453              1,279,453
2.5.4.6         SPECIAL FOR NON-DISTRIBUTED DIVIDENDS                                     0                      0
2.5.4.7         OTHER UNREALIZED INCOME                                             (8,150)                (8,150)
2.5.4.7.1       TREASURY STOCK                                                      (8,150)                (8,150)
2.5.5           RETAINED EARNINGS                                                   218,886                      0


FEDERAL PUBLIC SERVICE
CVM - SECURITIES COMMISSION                                Corporate Legislation
QUARTERLY INFORMATION - ITR                                  Period - 03/31/2005
COMMERCIAL, INDUSTRIAL & OTHERS TYPES OF BUSINESS


01.01 - IDENTIFICATION
-------------------------------------------------------------------------------
 01 - CVM Code           02 - Name of Society                03 - Taxpayer N(0)
       0043-4            Aracruz Celulose S.A.               42.157.511/0001-61

-----------------------------------------------------------------------------------------------------------------------------------
03.01 - STATEMENT OF OPERATIONS - THOUSAND OF R$
-----------------------------------------------------------------------------------------------------------------------------------
1 - CODE    2 - DESCRIPTION                                                           3 - FROM:  01/01/2005  4 - FROM:  01/01/2005
                                                                                          TO:    03/31/2005      TO:    03/31/2005
3.1         GROSS SALES AND SERVICES  REVENUE                                                        608,070               608,070
3.2         SALES TAXES AND OTHER DEDUCTIONS                                                         (7,237)               (7,237)
3.3         NET SALES REVENUE                                                                        600,833               600,833
3.4         COST OF GOODS SOLD                                                                     (390,742)             (390,742)
3.5         GROSS PROFIT                                                                             210,091               210,091
3.6         OPERATING (EXPENSES) INCOME                                                               58,438                58,438
3.6.1       SELLING                                                                                 (14,741)              (14,741)
3.6.2       GENERAL AND ADMINISTRATIVE                                                              (17,916)              (17,916)
3.6.3       FINANCIAL                                                                               (35,274)              (35,274)
3.6.3.1     FINANCIAL INCOME                                                                          58,886                58,886
3.6.3.2     FINANCIAL EXPENSES                                                                      (94,160)              (94,160)
3.6.4       OTHER OPERATING INCOME                                                                     9,195                 9,195
3.6.5       OTHER OPERATING EXPENSES                                                                (37,429)              (37,429)
3.6.6       EQUITY IN THE RESULTS OF  SUBSIDIARIES                                                   154,603               154,603
3.7         OPERATING INCOME                                                                         268,529               268,529
3.8         NON-OPERATING (EXPENSES)  INCOME                                                           (611)                 (611)
3.8.1       INCOME                                                                                       121                   121
3.8.2       EXPENSES                                                                                   (732)                 (732)
3.9         INCOME BEFORE INCOME  TAXES AND MANAGEMENT REMUNERATION                                  267,918               267,918
3.10        INCOME TAX AND SOCIAL CONTRIBUTION                                                      (62,312)              (62,312)
3.11        DEFERRED INCOME TAXES                                                                     13,280                13,280
3.12        MANAGEMENT REMUNERATION AND STATUORY APPROPRIATIONS                                            0                     0
3.12.1      REMUNERATION                                                                                   0                     0
3.12.2      APPROPRIATIONS                                                                                 0                     0
3.13        REVERSION OF INTERESTS ON STOCKHOLDERS' CAPITAL                                                0                     0
3.15        NET INCOME FOR THE PERIOD                                                                218,886               218,886
            CAPITAL STOCK-QUANTITY (THOUSANDS)                                                     1,030,693             1,030,693
            EARNINGS PER SHARE                                                                       0,21237               0,21237
            LOSS PER SHARE                                                                                 -                     -


1 - CODE    2 - DESCRIPTION                                                           5 - FROM:  01/01/2004  6 - FROM:  01/01/2004
                                                                                          TO:    03/31/2004      TO:    03/31/2004
3.1         GROSS SALES AND SERVICES  REVENUE                                                       602,431               602,431
3.2         SALES TAXES AND OTHER DEDUCTIONS                                                        (6,576)               (6,576)
3.3         NET SALES REVENUE                                                                       595,855               595,855
3.4         COST OF GOODS SOLD                                                                    (430,870)             (430,870)
3.5         GROSS PROFIT                                                                            164,985               164,985
3.6         OPERATING (EXPENSES) INCOME                                                               2,917                 2,917
3.6.1       SELLING                                                                                (11,411)              (11,411)
3.6.2       GENERAL AND ADMINISTRATIVE                                                             (18,964)              (18,964)
3.6.3       FINANCIAL                                                                              (75,331)              (75,331)
3.6.3.1     FINANCIAL INCOME                                                                         34,846                34,846
3.6.3.2     FINANCIAL EXPENSES                                                                    (110,177)             (110,177)
3.6.4       OTHER OPERATING INCOME                                                                    5,619                 5,619
3.6.5       OTHER OPERATING EXPENSES                                                               (28,465)              (28,465)
3.6.6       EQUITY IN THE RESULTS OF  SUBSIDIARIES                                                  131,469               131,469
3.7         OPERATING INCOME                                                                        167,902               167,902
3.8         NON-OPERATING (EXPENSES)  INCOME                                                        (1,538)               (1,538)
3.8.1       INCOME                                                                                      346                   346
3.8.2       EXPENSES                                                                                (1,884)               (1,884)
3.9         INCOME BEFORE INCOME  TAXES AND MANAGEMENT REMUNERATION                                 166,364               166,364
3.10        INCOME TAX AND SOCIAL CONTRIBUTION                                                     (24,606)              (24,606)
3.11        DEFERRED INCOME TAXES                                                                   (2,112)               (2,112)
3.12        MANAGEMENT REMUNERATION AND STATUORY APPROPRIATIONS                                           0                     0
3.12.1      REMUNERATION                                                                                  0                     0
3.12.2      APPROPRIATIONS                                                                                0                     0
3.13        REVERSION OF INTERESTS ON STOCKHOLDERS' CAPITAL                                               0                     0
3.15        NET INCOME FOR THE PERIOD                                                               139,646               139,646
            CAPITAL STOCK-QUANTITY (THOUSANDS)                                                    1,030,693             1,030,693
            EARNINGS PER SHARE                                                                      0,13549               0,13549
            LOSS PER SHARE                                                                                -                     -




FEDERAL PUBLIC SERVICES
BRAZILIAN SECURITIES COMMISSION - CVM
Quarterly Information                                      Corporate Legislation
COMERCIAL, INDUSTRIAL AND OTHERS COMPANIES                   Period - 03/31/2005

01.01 - IDENTIFICATION
--------------------------------------------------------------------------------
 01 - CVM Code               02 - Name of Society             03 - Taxpayer N(0)
    0043-4                   Aracruz Celulose S.A.            42.157.511/0001-61

--------------------------------------------------------------------------------
04.01 - NOTES TO THE FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

                                                           IN THOSUANDS OF REAIS

1    OPERATIONS AND BACKGROUND

Aracruz Celulose S.A. ("Aracruz", "Company" or "Parent Company"), based in Aracruz, in the state of Espirito Santo, with plants located in the Brazilian states of Espirito Santo and Rio Grande do Sul, was founded in 1967 with the objective of producing and selling short-fiber wood pulp, obtained from eucalyptus timber extracted largely from the Company's own forests, with an installed production capacity of 2,400 thousand tons per annum.

The Company's operations are integrated with those of its subsidiaries, which operate in: (i) in the distribution of products on the international market (Aracruz Trading S.A., Aracruz Celulose (USA), Inc., Aracruz Trading Hungary Commercial and Servicing Limited Liability Company (Aracruz Trading Hungary Ltd.) and Riocell Trade Limited Partnership (Riocell Trade)), (ii) port services (Portocel - Terminal Especializado de Barra do Riacho S.A.), (iii) in forestation and reforestation of eucalyptuses, under an usufruct agreement with the Parent Company (Mucuri Agroflorestal S.A.), (iv) the manufacture of solid wood products (Aracruz Produtos de Madeira S.A.), (v) consulting services and international trade activities (Ara Pulp - Comercio de Importacao and Exportacao, Unipessoal Ltda.) and (vi) supply of wood for pulp production through its investment in a jointly-controlled company (Veracel Celulose S.A.).

Aracruz Celulose S.A. holds 50% of the capital of Veracel Celulose S.A. ("Veracel"). In May, 2003, Aracruz and Stora Enso disclosed their decision to construct the Veracel factory which will have an annual production capacity of 900 thousand tons of cellulose. The construction is expected to be concluded in May, 2005, and will require investments of approximately US$ 1.25 billion. Aracruz has a purchase agreement with Veracel for up to 1.04 million cubic meters of wood, with delivery beginning on June, 2004 and ending on 2005. The tree planting plan for Veracel's eucalyptus forests in the state of Bahia will be expanded.

Aracruz Celulose S.A. and Suzano Bahia Sul S.A. (previously denominated Bahia Sul Celulose S.A.) jointly own assets comprised of 40 thousand hectares of lands and planted forests acquired from FRDSA (Floresta do Rio Doce S.A.), located in Sao Mateus, state of Espirito Santo. For the acquisition of its individual share of such assets, Aracruz Celulose S.A. made a commitment to pay consideration of R$ 96.7 million from December 31 2002 through 2007. As of March 31, 2005 the outstanding balance is R$ 30,334 (recorded in current and long-term liabilities).




In 2003, Aracruz Celulose S.A., acquired control of Riocell S.A. for the amount of R$ 1,635,055 thousand, R$ 839,305 of which was goodwill. The goodwill was based on the market value of Riocell's assets, in the amount of R$ 276,422, and on the estimated future profitability of the business, in the amount of R$ 562,883. On January 7, 2004 Riocell S.A., located in the state of Rio Grande do Sul, was incorporated by Aracruz Celulose S.A (see notes 11 and 12). The incorporated plant produces mainly

FEDERAL PUBLIC SERVICES
BRAZILIAN SECURITIES COMMISSION - CVM
Quarterly Information                                      Corporate Legislation
COMERCIAL, INDUSTRIAL AND OTHERS COMPANIES                   Period - 03/31/2005

01.01 - IDENTIFICATION
--------------------------------------------------------------------------------
 01 - CVM Code               02 - Name of Society             03 - Taxpayer N(0)
    0043-4                   Aracruz Celulose S.A.            42.157.511/0001-61

--------------------------------------------------------------------------------
04.01 - NOTES TO THE FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
bleached eucalyptus cellulose and its current production capacity is 400,000 thousand tons of cellulose. The unit's forestry operations include 33,000 thousand hectares of eucalyptus trees.

In October, 2004, Aracruz Celulose S.A. sold 2/3 of its stock participation in the subsidiary Aracruz Produtos de Madeira S.A - A.P.M., for R$ 49.6 million, reporting a non-operating profit of R$ 12.2 million on the transaction. This sale sought to merge the company's production and sale of solid wood products into the operations of a strategic international partner.

2    FINANCIAL DISCLOSURES AND SIGNIFICANT ACCOUNTING PRINCIPLES

The financial statements have been prepared in conformity with accounting practices adopted in Brazil and with procedures determined by the Brazilian Securities Commission - CVM, of which the more significant are as follows:

a) Revenues arise from long-term contracts and from spot sales of pulp, and are recognized when the risk of ownership has passed to the customer. Other revenues, costs and expenses are reported on the accrual basis of accounting.

b) Inventories are stated at the lower of the average cost of purchase or production, and replacement of realizable values.

c) The other short and long-term assets are stated at the lower of cost value or at the realization value, the lowest including, when applicable, interest earned.

d) Permanent assets are carried at cost restated by government indexes up to December 31, 1995, combined with the following: (i) investments in affiliated company, jointly controlled company and associated company are accounted by the equity method, based on financial statements as of March 31, 2005; (ii) depreciation on straight-line basis over the estimated useful lives of the related assets (Note 11); (iii) timber depletion computed on the cost of cultivation and maintenance of the forests and calculated on the unit-of-production basis, net of tree-development costs benefiting future harvests; (iv) goodwill arising on acquisition, attributed to the fixed assets and deferred assets upon incorporation of the respective subsidiary (Note 12
(i)); and (v) amortization of the deferred assets over the years that the benefits arising from them current are enjoyed (Note 12).

e) Short and long-term liabilities are stated at their known or estimated values, including accrued financial charges up to the date of report.

f) Preparation of the financial statements requires that management uses estimates and judgments related to the recording and disclosure of assets and liabilities, including provisions necessary for losses on accounts receivable, provisions for losses on inventories, definition of useful lives of property, plant and equipment, amortization of pre-operating expenses and goodwill, provisions for contingent liabilities and recognition of revenues and expenses. Actual results may vary from estimates and judgments made by management.

g) The consolidated quarterly financial statements include the following Subsidiaries, all as of the Company's financial reporting date:

FEDERAL PUBLIC SERVICES
BRAZILIAN SECURITIES COMMISSION - CVM
Quarterly Information                                      Corporate Legislation
COMERCIAL, INDUSTRIAL AND OTHERS COMPANIES                   Period - 03/31/2005

01.01 - IDENTIFICATION
--------------------------------------------------------------------------------
 01 - CVM Code               02 - Name of Society             03 - Taxpayer N(0)
    0043-4                   Aracruz Celulose S.A.            42.157.511/0001-61


--------------------------------------------------------------------------------
04.01 - NOTES TO THE FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

                                                                  Share holdings
                                                                  in capital (%)
                                                                  --------------
Aracruz Celulose S.A.                                                    -
Aracruz Trading S.A.                                                    100
Aracruz Trading Hungary Ltd.                                            100
Aracruz Celulose (USA), Inc.                                            100
Portocel - Terminal Especializado de Barra do Riacho S.A.               51
Mucuri Agroflorestal S.A.                                               100
Aracruz Produtos de Madeira S.A.(*)                                    33.33
Veracel Celulose S.A.                                                   50
Riocell Trade                                                           100
Ara Pulp - Com. de Importacao and Exportacao, Unipessoal Ltda.          100


(*) As of March 31, 2004, Aracruz owned 100% of Aracruz Produtos de Madeira S.A. (Note 1), and as a consequence the subsidiary was consolidated. With the sale of 2/3 of the shares in that subsidiary, its consolidation was discontinued in November 2004.

The consolidation procedures for the balance sheet and the statements of income reflect the sum of the balances of assets, liabilities, income and expenses accounts, together with the following eliminations: (i) interests in capital, reserves and retained earnings or accumulated losses against investments, (ii) balances of intercompany current accounts and other assets and/ or liabilities,
(iii) effects of significant transactions, (iv) separate reporting of participation of minority shareholders in results and stockholders' equity of the controlled companies and (v) elimination of unrealized profit among the Companies in the group.

In accordance with Brazilian Securities Commission (CVM) Instruction 247/96, the Company proportionally consolidated its interest in Veracel Celulose S.A., given that it is jointly controlled under the terms of the shareholder agreement.




Summary financial statements of the jointly-controlled company Veracel Celulose S.A., as proportionately consolidated by Aracruz as of March 31, 2005 and December 31, 2004:


                                                   3/31/2005   12/31/2004
                                                  ----------   ----------
Cash and cash equivalents                            42,849       78,306
Inventories                                          11,539        5,824
Fixed assets                                      1,431,488    1,330,677
Other assets                                         78,324       55,460
                                                  ----------   ----------
                                                  1,564,200    1,470,267
                                                  ==========   ==========

Suppliers                                            60,154       75,335
Financings                                          773,596      676,726
Other liabilities                                    12,121       13,080
Net equity                                          718,329      705,126
                                                  ----------   ----------
                                                  1,564,200    1,470,267
                                                  ==========   ==========

                                                  3/31/2005    3/31/2004
                                                  ----------   ----------

FEDERAL PUBLIC SERVICES
BRAZILIAN SECURITIES COMMISSION - CVM
Quarterly Information                                      Corporate Legislation
COMERCIAL, INDUSTRIAL AND OTHERS COMPANIES                   Period - 03/31/2005

01.01 - IDENTIFICATION
--------------------------------------------------------------------------------
 01 - CVM Code               02 - Name of Society             03 - Taxpayer N(0)
    0043-4                   Aracruz Celulose S.A.            42.157.511/0001-61


--------------------------------------------------------------------------------
04.01 - NOTES TO THE FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
                                                                  Share holdings
                                                                  in capital (%)
                                                                  --------------
                                                      8,140           21,671
Sales revenue net (*)
                                                        324           16,306
Gross profit
                                                     (9,493)           2,679
Operating profit
                                                  ----------       ----------
                                                     (4,406)           1,587
Net income                                        ==========       ==========

(*) These sales of the jointly-controlled company, consider sales of eucalyptus wood to the parent company, Aracruz Celulose S.A., for use as a raw material in its production process. In the consolidated financial statements the cost of the wood acquired from Veracel by Aracruz is reported under cost of sales.

h) In order to improve the information provided to the stock market, the Company is presenting, as additional information, the Statement of Cash Flows and the Statement of Value Added.

    The Statement of Cash Flows was prepared in accordance with Pronouncement NPC-20, of the Brazilian Institute of Accountants - IBRACON, reflecting transactions involving cash and cash equivalents of the Company, other than for securities with maturities above 90 days. This statement is divided into operating, investing and financing activities.

    The Statement of Value Added prepared by the Company presents the result of the operations from the point of view of generation and distribution of value added, where the four main beneficiaries of the value generated by the activities of the Company are: employees, government, third party and shareholders' capital.








3    MARKETABLE SECURITIES

As of March 31, 2005 and December 31, 2004, marketable securities are principally Certificates of Deposit denominated in United States dollars, placed with non-Brazilian prime financial institutions, through its subsidiaries Aracruz Trading S.A., Aracruz Trading Hungary Ltd. and Ara Pulp - Comercio de Importacao and Exportacao, Unipessoal Ltda.

4        SHORT-TERM INVESTMENTS

As of March 31, 2005 and December 31, 2004, the Company held units in two exclusive private investment funds. The funds are comprised principally of Certificates of Deposit with prime financial institutions in Brazil, debentures issued by public quoted companies and notes issued by the Brazilian Federal Government, with final maturities ranging from April 2005 to September 2008. The securities included in the portfolio of the private investment funds have daily liquidity and are marked to market on a daily basis. The Company considers these investments as securities held for trading with changes in the fair value reflected in results of operations.

5    ACCOUNTS RECEIVABLE - CLIENTS


FEDERAL PUBLIC SERVICES
BRAZILIAN SECURITIES COMMISSION - CVM
Quarterly Information                                      Corporate Legislation
COMERCIAL, INDUSTRIAL AND OTHERS COMPANIES                   Period - 03/31/2005

01.01 - IDENTIFICATION
--------------------------------------------------------------------------------
 01 - CVM Code               02 - Name of Society             03 - Taxpayer N(0)
    0043-4                   Aracruz Celulose S.A.            42.157.511/0001-61


--------------------------------------------------------------------------------
04.01 - NOTES TO THE FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

                                                                    PARENT COMPANY                        CONSOLIDATED
                                                 ----------------------------------   ---------------------------------
                                                        3/31/2005       12/31/2004         3/31/2005        12/31/2004
                                                 -----------------  ---------------   ---------------   ---------------
Domestic sales                                             17,041           26,089            17,041            26,089
Foreign sales
   Subsidiaries                                           207,792          254,555
   Others                                                      38            1,008           483,534           492,405
   Allowance for doubtful accounts                                                            (9,124 )          (9,084 )
                                                 -----------------  ---------------   ---------------   ---------------

                                                          224,871          281,652           491,451           509,410
                                                 =================  ===============   ===============   ===============

6    INVENTORIES
                                                                     PARENT COMPANY                         CONSOLIDATED
                                                  ----------------------------------   ----------------------------------
                                                        3/31/2005        12/31/2004          3/31/2005        12/31/2004
                                                  ----------------   ---------------   ----------------  ----------------
Pulp - finished products
   At the plants                                           42,572            16,160             42,572            16,160
   Outside Brazil                                                                              158,314           155,527
Paper - finished products                                   1,432             2,933              1,432             2,933
Raw material                                               47,788            48,714             50,123            52,784
Maintenance supplies                                       87,613            85,911             96,382            87,411
Provision for obsolescence/market value                    (1,194 )          (1,194 )           (1,194 )          (1,194 )
adjustment
Others                                                        250               345                685               598
                                                  ----------------   ---------------   ----------------  ----------------
                                                          178,461           152,869            348,314           314,219
                                                  ================   ===============   ================  ================

7    RELATED PARTIES

The transactions with related parties, such as sales of products, purchases of raw materials and services are carried out at amounts and on terms similar to those applicable to transactions with unrelated parties. The financial transactions, such as current account advances and pre-payment contracts, bear effective interest rates which vary from 6.5% to 8% per annum plus exchange variation.

(A)      SUBSIDIARIES/AFFILIATED COMPANY

                                       ARACRUZ   ARACRUZ    VERACEL   MUCURI      PORTOCEL-       ARACRUZ    TOTAL          TOTAL
                                       TRADING   TRADING   CELULOSE   AGRO-       TERMINAL   PRODUTOS DE
                                       HUNGARY     S.A.       S.A.    FLORESTAL   ESPECIA-       MADEIRA
                                          LTD.                        S.A.        LIZADO DE          S.A.   -----------  -----------
                                                                                  BARRA DO                     2005           2004
                                                                                  RIACHO
                                                                                  S.A.
                                    ----------   -------   ---------  ---------   ---------  ------------   -----------  -----------
BALANCE SHEET                                                                                                    MARCH      DECEMBER
                                                                                                            -----------  -----------
Current assets                         191,285    16,507        767                        3           682     209,244       255,478
Long-term assets                                                          1,569          433         3,112       5,114         4,074
Current liabilities                    300,247                                           443                   300,690       246,992
Long-term liabilities                1,750,805                                                               1,750,805     1,829,324

1ST QUARTER TRANSACTIONS                                                                                         MARCH         MARCH
                                                                                                            -----------  -----------
Sales revenue                          538,419    20,209                                               790     559,418       563,199


FEDERAL PUBLIC SERVICES
BRAZILIAN SECURITIES COMMISSION - CVM
Quarterly Information                                      Corporate Legislation
COMERCIAL, INDUSTRIAL AND OTHERS COMPANIES                   Period - 03/31/2005

01.01 - IDENTIFICATION
--------------------------------------------------------------------------------
 01 - CVM Code               02 - Name of Society             03 - Taxpayer N(0)
    0043-4                   Aracruz Celulose S.A.            42.157.511/0001-61


--------------------------------------------------------------------------------
04.01 - NOTES TO THE FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

                                       ARACRUZ   ARACRUZ    VERACEL   MUCURI      PORTOCEL-       ARACRUZ    TOTAL          TOTAL
                                       TRADING   TRADING   CELULOSE   AGRO-       TERMINAL   PRODUTOS DE
                                       HUNGARY     S.A.       S.A.    FLORESTAL   ESPECIA-       MADEIRA
                                          LTD.                        S.A.        LIZADO DE          S.A.   -----------  -----------
                                                                                  BARRA DO                     2005           2004
                                                                                  RIACHO
                                                                                  S.A.
                                    ----------   -------   ---------  ---------   ---------  ------------   -----------  -----------
Payments of port services                                                           2,849                     2,849         3,008
Purchase of wood                                             21,480                                          21,480        53,765
Financial expense (income), net         48,913     (95)                                                      48,818        48,887

(B)  STOCKHOLDERS AND AFFILIATED COMPANIES


                                                                                                             CONSOLIDATED
                                    --------------------------------------------------------------------------------------
                                                        STOCKHOLDERS   AFFILIATEDCOMPANY
                                    ---------------------------------  ------------------------
                                              BNDES - BANCO NACIONAL   CIA. DENAVEGACAO                       TOTAL
                                                  DE DESENVOLVIMENTO             NORSUL          -------------------------
                                                        ECONOMICO E                                2005           2004
                                                              SOCIAL
                                    ---------------------------------  ------------------------- ---------     -----------
BALANCE SHEET                                                                                        MARCH       DECEMBER
                                                                                                 ----------  -------------
Current assets
Long-term assets                                                                                                   2,961
Current liabilities                                          163,695              394              164,089        139,555
Long-term liabilities                                        958,943                               958,943        474,042

1ST QUARTER TRANSACTIONS                                                                             MARCH          MARCH
                                                                                                 ----------  -------------
Sales revenue
Financial expense, net                                        17,830                                17,830         24,169
Freight expenses                                                                4,608                4,608          7,859


8        TAX CREDITS AND EXPENSES ON INCOME TAX AND SOCIAL CONTRIBUTION

  (A)        TAX CREDITS

                                                                  PARENT COMPANY                    CONSOLIDATED
                                                         -------------------------------   ----------------------------------
                                                            3/31/2005        12/31/2004         3/31/2005         12/31/2004
                                                         -------------  ----------------   ---------------   ----------------
DEFERRED INCOME TAX AND SOCIAL CONTRIBUTION
Tax losses                                                                                          7,637              5,389
Negative basis for social contribution on earnings                                                  2,748              1,940
Temporary differences (i)                                     (96,058)         (109,338)          (93,632)          (108,942)
INCOME TAX RECOVERABLE/ AVAILABLE FOR OFFSET
Income tax and social contribution on earnings -               48,563            50,222            48,602             50,248
prepaid by estimate
Income tax withheld on securities                               3,114            12,419             7,824             16,757
Income tax to be withheld on securities                        14,797             4,224            14,842              4,263
Value-added tax on sales and services  - ICMS (ii)            356,333           340,830           366,080            348,953
Valuation allowance of ICMS credits                          (349,482)         (332,561)         (349,482)         (332,561)
Other                                                          16,234            40,233            56,450             70,478
                                                         -------------  ----------------   ---------------   ----------------

TOTAL                                                          (6,499 )           6,029            61,069             56,525
                                                         =============  ================   ===============   ================


PRESENTED AS:

Short-term asset                                               82,708           107,120           123,404            137,776

Long-term asset                                                 6,851             8,247            20,912             20,362

Long-term liabilities                                         (96,058)         (109,338)          (83,247)          (101,613)


FEDERAL PUBLIC SERVICES
BRAZILIAN SECURITIES COMMISSION - CVM
Quarterly Information                                      Corporate Legislation
COMERCIAL, INDUSTRIAL AND OTHERS COMPANIES                   Period - 03/31/2005

01.01 - IDENTIFICATION
--------------------------------------------------------------------------------
 01 - CVM Code               02 - Name of Society             03 - Taxpayer N(0)
    0043-4                   Aracruz Celulose S.A.            42.157.511/0001-61


--------------------------------------------------------------------------------
04.01 - NOTES TO THE FINANCIAL STATEMENTS
--------------------------------------------------------------------------------


(I) The income tax and social contribution deferred on temporary differences are stated at net value.

(II)     Since the promulgation of Federal Law number 87, on September 13,
         1996, the Company's Espirito Santo plant has been accumulating ICMS (state Value Added Tax - VAT) credits, resulting from its predominantly export activity. The Company has the legal right, not contested by the state authorities, to claim those credits from the Espirito Santo State. However, in view of the financial difficulties of the state, the Company does not foresee recovery of the credits in the short-term. Based on these facts, the Company decided in 2002, to record a provision for losses of 100% of such ICMS credit balances, then registered in the accounting books, as well to make similar provisions for any subsequent credits to be earned.

In September 2002, the Company filed a lawsuit against the State of Espirito Santo in order to be guaranteed the right to circulate the accumulated ICMS credits for acquisitions of goods used in the productive process of eucalyptus pulp.

The amount of R$ 6,851 in the Parent Company (R$ 16.598 in the consolidated) not covered by the provision for loss, refers to ICMS credits of the units at Guaiba (RS) and Veracel (BA), in the consolidated, which management has been able to recover in the normal course of its operations.


(B) INCOME TAX AND SOCIAL CONTRIBUTION IN THE STATEMENT OF OPERATIONS RESULTS
FROM:

                                                                              PARENT COMPANY                      CONSOLIDATED
                                                             --------------------------------  --------------------------------
                                                                  3/31/2005        3/31/2004        3/31/2005        3/31/2004
                                                             ---------------  ---------------  ---------------  ---------------
INCOME BEFORE INCOME TAX, SOCIAL CONTRIBUTION                       267,918          166,364          248,800          184,598
  AND MINORITY INTEREST
                                                             ===============  ===============  ===============  ===============
Income tax and social contribution at                                91,092           56,564           84,592           62,763
  enacted tax rate of 34%
Equity in results of subsidiaries/ results of                       (43,793)        (31,073)          (38,264)         (27,899)
subsidiaries taxable with different enacted tax rates
Depreciation, amortization, depletion and                               650              762              650              762
  disposals - Art. 2 Law 8200/91
Contributions and donations                                             122              507              122              507
Others                                                                  961              (42)             974              (60)
                                                             ---------------  ---------------  ---------------  ---------------

Income tax and social contribution                                   49,032           26,718           48,074           36,073
                                                             ===============  ===============  ===============  ===============

  Current                                                            62,312           24,606           75,775           28,434

  Deferred                                                          (13,280 )          2,112          (27,701 )          7,639


FEDERAL PUBLIC SERVICES
BRAZILIAN SECURITIES COMMISSION - CVM
Quarterly Information                                      Corporate Legislation
COMERCIAL, INDUSTRIAL AND OTHERS COMPANIES                   Period - 03/31/2005

01.01 - IDENTIFICATION
--------------------------------------------------------------------------------
 01 - CVM Code               02 - Name of Society             03 - Taxpayer N(0)
    0043-4                   Aracruz Celulose S.A.            42.157.511/0001-61

--------------------------------------------------------------------------------
04.01 - NOTES TO THE FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

9        ADVANCES TO SUPPLIERS - FORESTRY PRODUCER PROGRAM

The Forestry Producer Program is a partnership with rural producers, initiated in 1990 in the State of Espirito Santo and expanded to other states, such as Bahia, Minas Gerais and Rio Grande do Sul. The Program encourages the planting of commercial forests of eucalyptuses, in respect of which the Company provides technology, technical support, materials and financial resources, depending on the type of contract, in order to ensure supply of wood for pulp production. As of March 31, 2005 advances of financial and operational resources amounted to R$141.340 (R$ 129.285 as of December 31, 2004), which are recovered against the delivery of wood by the producers.

FEDERAL PUBLIC SERVICES
BRAZILIAN SECURITIES COMMISSION - CVM
Quarterly Information                                      Corporate Legislation
COMERCIAL, INDUSTRIAL AND OTHERS COMPANIES                   Period - 03/31/2005

01.01 - IDENTIFICATION
--------------------------------------------------------------------------------
 01 - CVM Code               02 - Name of Society             03 - Taxpayer N(0)
    0043-4                   Aracruz Celulose S.A.            42.157.511/0001-61

--------------------------------------------------------------------------------
04.01 - NOTES TO THE FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

10       INVESTMENTS

---------------------------------------------------------------------------------------------------------
                                                                 PORTOCEL-
                                                      MUCURI     TERMINAL
                                         ARACRUZ      AGRO-     ESPECIALIZADO  ARACRUZ       VERACEL
                             ARACRUZ     CELULOSE   FLORESTAL   DE BARRA DO   PRODUTOS DE   CELULOSE S.A.
                          TRADING S.A.  (USA), INC.  S.A. (i)   RIACHO S.A.   MADEIRA S.A.      (i)
                          ------------  ----------- ----------  ------------  ------------  -------------

IN SUBSIDIARIES AND
JOINTLY-HELD
SUBSIDIARY

Share in voting
capital - %                  100.00       100.00       100.00        51.00        33.33        50.00
                          ============  =========== ==========  ============  ============  =============
Information as of
March 31, 2005
   Subscribed and
   paid-in capital              260          533       72,300        1,248      130,940     1,484,746
   Shareholders'
   equity                    14,296       26,366       70,175        1,509       54,757     1,436,657
   Net income (loss)
   for the quarter            5,967       14,012                       (81)      (1,072)     (12,627)
                          ============  =========== ==========  ============  ============  ============
Changes in
investment accounts
   At beginning of
   quarter                   51,957       12,299       70,175          811       18,610      705,126
   Paying in of
   capital                                                                                    16,666
   Acquisition of
   company
   Upstream merger
   of subsidiary
   Reduction of
   capital and
   distribution of
   dividends at
   subsidiary (iii)         (43,306)
   Equity pick-up
   (iv)                       5,645       14,067                       (41)        (358)      (3,463)
   Sale of equity
   stake in capital
   of investee (v)

                          ------------  ----------- ----------  ------------  ------------  ------------
                             14,296       26,366       70,175          770       18,252      718,329
GOODWILL ON
ACQUISITION OF
INVESTMENT                                                                                    50,305
AMORTIZATION/
ALLOCATION
THROUGH
INCORPORATION OF
GOODWILL (II)                                                                                (35,214)
                          ============  =========== ==========  ============  ============  ============
                             14,296       26,366       70,175          770       18,252      733,420
                          ============  =========== ==========  ============  ============  ============
OTHER INVESTMENTS
TOTAL




                                                                      2005         2004
                           ------------------------------------------------------------


                                         ARACRUZ
                            RIOCELL      TRADING
                            TRADE (ii)  HUNGARY LTD   ARA-PULP        TOTAL       TOTAL
                           -----------  -----------   --------   ----------   ---------
IN SUBSIDIARIES AND
JOINTLY-HELD
SUBSIDIARY

Share in voting
capital - %                  100.00       100.00       100.00
                           ===========  ===========   ========
Information as of
March 31, 2005
   Subscribed and
   paid-in capital               59           53           34
   Shareholders'
   equity                     2,434      570,422        8,032
   Net income (loss)
   for the quarter              (59)     139,229       (1,855)
                           ===========  ===========   ========
Changes in
investment accounts
   At beginning of
   quarter                    2,482      429,260       10,369     1,301,089   1,884,345
   Paying in of
   capital                                    24                     16,690     294,629
   Acquisition of
   company                                                                          (33)
   Upstream merger
   of subsidiary                                                               (780,547)
   Reduction of
   capital and
   distribution of
   dividends at
   subsidiary (iii)                                                (43,306)    (567,701)
   Equity pick-up
   (iv)                         (48)     141,138       (2,337)     154,603      507,761
   Sale of equity
   stake in capital
   of investee (v)                                                             (37,365)
                           -----------  -----------   --------   ----------   ---------
                             2,434      570,422        8,032     1,429,076   1,301,089
GOODWILL ON
ACQUISITION OF
INVESTMENT                                                         50,305    1,040,277
AMORTIZATION/ALLOCATION
THROUGH
INCORPORATION OF
GOODWILL (II)                                                      (35,214)  (1,024,454)
                           ===========  ===========   ========   ==========  ===========
                              2,434      570,422        8,032    1,444,167    1,316,912
                           ===========  ===========   ========   ==========  ==========
OTHER INVESTMENTS                                                    2,800       2,800
                                                                 ----------  ----------
TOTAL                                                             1,446,967   1,319,712
                                                                 ==========  ==========

(A)     PARENT COMPANY



(B)      CONSOLIDATED

The balance of shares in affiliated companies in the consolidated and parent company financial statements, in the amount of R$ 18,252 represents Aracruz's share in the affiliated company Aracruz Produtos de Madeira S.A. The share in subsidiaries in the consolidated financial statements represents the portion of the Veracel goodwill relating to estimated future profitability. The portion of the goodwill relating to the market value of the assets is allocated to property, plant and equipment in the consolidated financial statements (Veracel proportional consolidation).

FEDERAL PUBLIC SERVICES
BRAZILIAN SECURITIES COMMISSION - CVM
Quarterly Information                                      Corporate Legislation
COMERCIAL, INDUSTRIAL AND OTHERS COMPANIES                   Period - 03/31/2005

01.01 - IDENTIFICATION
--------------------------------------------------------------------------------
 01 - CVM Code               02 - Name of Society             03 - Taxpayer N(0)
    0043-4                   Aracruz Celulose S.A.            42.157.511/0001-61

--------------------------------------------------------------------------------
04.01 - NOTES TO THE FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

(i) Under the capitalization plan of the jointly-controlled company Veracel Celulose S.A., during the first quarter of 2005, capital increases were made in the amount of R$ 16,666, in order to fund for the construction of the pulp production plant, as described in Note 1.

The goodwill arising on the acquisition of Veracel Celulose S.A. in the total amount of R$ 50,305 was based on the market value of assets and on estimates of future profitability of the business, of which R$ 35,214 were amortized until March 31, 2005.

Goodwill attributable to assets is amortized based on the realization of the market value of such assets, whereas goodwill based on estimates of future profitability is amortized based on the utilization of planted eucalyptus areas. In the latter case, the amortization is appropriated to the cost of forest-growing and is recognized in income in the year in which the trees are felled.

(ii) After the process of incorporation of Riocell S.A. (Note 1), Riocell Trade (society of limited responsibility), became a direct investment of Aracruz Celulose S.A. accounted for under the equity method. The goodwill arising in the acquisition of Riocell S.A. was allocated principally to fixed assets.

(iii) During the first quarter of 2005, the subsidiary Aracruz Trading S.A. distributed dividends in the amount of R$ 43,306, with the approval of stockholders.

(iv) Investments outside Brazil are translated at the current exchange rates and resulting exchange variances are recorded in "Equity Results of Subsidiaries".

(v) As describe in Note 1, in order to secure a new strategic partner for the production and sale of solid wood products, Aracruz Celulose S.A. sold 2/3 of its shares in Aracruz Produtos de Madeira S.A. for the cash price of R$ 49.6 millions. The non-operational gain on this transaction was booked to statements of income in the amount of R$ 12.2 million.

11       FIXED ASSETS

                                                                                                      2005           2004
                                                              ---------------------------------------------  -------------
                                                                                                     MARCH       DECEMBER
                                                              ---------------------------------------------  -------------
                                                   ANNUAL          COST        ACCUMULATED             NET            NET
                                                DEPRECIATION                    DEPLETION/
                                                   RATE - %                   DEPRECIATION
                                                ------------  ------------  ---------------  --------------  -------------
PARENT COMPANY
Land                                                              589,855                          589,855        589,020
Industrial and forestry equipment                   4 to 25     4,136,852        1,746,303       2,390,549      2,449,259
Forests                                                 (*)       857,117          162,798         694,319        674,805
Buildings and improvements                         4 and 10       929,687          462,330         467,357        464,013
Data processing equipment                                20        83,844           62,510          21,334         23,296
Administrative and other facilities             4,10 and 20       165,018           61,740         103,278        106,072
Construction in progress                                           88,439                           88,439         75,374
                                                              ------------  ---------------  --------------  -------------

Total Parent Company                                            6,850,812        2,495,681       4,355,131      4,381,839
                                                              ------------  ---------------  --------------  -------------

SUBSIDIARIES AND INVESTMENT IN AFFILIATED
   COMPANY
Land                                                              143,245                          143,245        140,643
Industrial and forestry equipment                    4 a 20        27,488            7,301          20,187          8,800
Forests                                                 (*)       136,482           27,475         109,007        105,148
Buildings and improvements                         4 and 10        42,677            4,627          38,050         38,533



FEDERAL PUBLIC SERVICES
BRAZILIAN SECURITIES COMMISSION - CVM
Quarterly Information                                      Corporate Legislation
COMERCIAL, INDUSTRIAL AND OTHERS COMPANIES                   Period - 03/31/2005

01.01 - IDENTIFICATION
--------------------------------------------------------------------------------
 01 - CVM Code               02 - Name of Society             03 - Taxpayer N(0)
    0043-4                   Aracruz Celulose S.A.            42.157.511/0001-61

--------------------------------------------------------------------------------
04.01 - NOTES TO THE FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

                                                                                                      2005           2004
                                                              ---------------------------------------------  -------------
                                                                                                     MARCH       DECEMBER
                                                              ---------------------------------------------  -------------
                                                   ANNUAL          COST        ACCUMULATED             NET            NET
                                                DEPRECIATION                    DEPLETION/
                                                   RATE - %                   DEPRECIATION
                                                ------------  ------------  ---------------  --------------  -------------
Data processing equipment                                20         3,145            1,044           2,101          2,016
Administrative and other facilities               4, 10 and         8,338            2,569           5,769          5,483
                                                         20
Advances for projects in progress                                 104,967                          104,967        183,377
Construction in progress                                        1,020,245                        1,020,245        856,912
                                                              ------------  ---------------  --------------  -------------

Total Consolidated                                              8,337,399        2,538,697       5,798,702      5,722,751
                                                              ============  ===============  ==============  =============

(*) Depleted according to the criteria described in Note 2 (d)

Depletion and depreciation expenses in the first quarter of 2005 and de 2004 were allocated as follows:
                                                                                              1ST QT. 2005   1ST QT. 2004
                                                                                             --------------  -------------
Production and forestry costs                                                                       89,993         90,304
Operating expenses                                                                                   1,338          1,345
                                                                                             --------------  -------------
PARENT COMPANY                                                                                      91,331         91,649

Production and forestry costs                                                                        2,910          3,884
Operating expenses                                                                                     121            113
                                                                                             --------------  -------------
CONSOLIDATED                                                                                        94,362         95,646
                                                                                             ==============  =============

12       DEFERRED CHARGES

                                                                           AMORTIZATION                2005               2004
                                                                                (YEARS)
                                                                  ----------------------   -----------------  -----------------
PARENT COMPANY

Pre-operating expenses                                                               10              64,555             64,555
Administrative expenses and product development                                  3 a 10              11,244             11,244
Improvements to forestry properties                                                  10               1,330              1,330
Riocell Goodwill - Incorporation                                                     10             562,883            562,883
                                                                                           -----------------  -----------------
                                                                                                    640,012            640,012
                                                                                           -----------------  -----------------

Accumulated amortization                                                                           (139,291 )         (124,574 )
                                                                                           -----------------  -----------------
                                                                                                    500,721            515,438
TOTAL PARENT COMPANY                                                                       -----------------  -----------------

SUBSIDIARIES AND JOINTLY- CONTROLLED

Forests (i)                                                                                          94,116             93,460
Others                                                                                                  107                107
                                                                                           -----------------  -----------------

                                                                                                     94,223             93,567
Accumulated amortization                                                                            (23,412 )          (21,620 )
                                                                                           -----------------  -----------------
                                                                                                     70,811             71,947
                                                                                           -----------------  -----------------

                                                                                                    571,532            587,385
TOTAL CONSOLIDATED                                                                         =================  =================


FEDERAL PUBLIC SERVICES
BRAZILIAN SECURITIES COMMISSION - CVM
Quarterly Information                                      Corporate Legislation
COMERCIAL, INDUSTRIAL AND OTHERS COMPANIES                   Period - 03/31/2005

01.01 - IDENTIFICATION
--------------------------------------------------------------------------------
 01 - CVM Code               02 - Name of Society             03 - Taxpayer N(0)
    0043-4                   Aracruz Celulose S.A.            42.157.511/0001-61

--------------------------------------------------------------------------------
04.01 - NOTES TO THE FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

Amortization expenses in the first quarter of 2005 and 2004 were allocated as follows:

                                                                                               1ST QT. 2005       1ST QT. 2004
                                                                                         -------------------  -----------------
Production and forestry costs                                                                           645                645
Operating expenses                                                                                   14,072             14,144
                                                                                         -------------------  -----------------

                                                                                                     14,717             14,789
PARENT COMPANY

Production and forestry costs                                                                         1,793              2,050
                                                                                         -------------------  -----------------

                                                                                                     16,510             16,839
CONSOLIDATED                                                                             ===================  =================

(i) Amortization of the forestry deferred costs is proportional to exhaustion of the planted areas of eucalyptus.


13       LOANS AND FINANCING

                                                                                PARENT COMPANY                 CONSOLIDATED
                                                                   ----------------------------  ---------------------------
                                                 ANNUAL INTEREST     3/31/2005      12/31/2004     3/31/2005     12/31/2004
                                                        RATE (%)
                                                 ----------------  ------------   -------------  ------------  -------------
Local currency
  Loans indexed to TJLP                             7.8 to 12.79       486,300         510,857       869,698        834,828
  Loans indexed to "basket of currencies"          10.02 to10.44        96,891         102,717       252,940        221,537
  Loans indexed to other currencies                         8.75                        10,410         4,126         14,100

Foreign currency (U.S. Dollars)
  Loans linked to securitization of                 5.98 to 7.05                                   2,066,578      2,090,799
     export receivables
  International Finance Corporation (IFC)           5.44 to 5.62       135,192          66,531       135,192         66,520
  Advances on export contract / prepayment          3.49 to 5.37       849,129         842,744       849,129        842,744
  Import financing                                  2.89 to 7.08        28,188          27,500        28,188         27,500
  Other loans / financings                          2.52 to 4.14                                     230,023        230,256
                                                                   ------------   -------------  ------------  -------------

  Total loans and financings                                         1,595,700       1,560,759     4,435,874      4,328,284
                                                                   ------------   -------------  ------------  -------------

Current portion (including accrued interest)                          (311,609 )      (203,968 )    (587,095 )     (433,612 )
                                                                   ------------   -------------  ------------  -------------

Long-term maturities

2006                                                                   184,351         329,081       488,495        710,706
2007                                                                   516,182         509,132     1,006,440        983,702
2008                                                                   329,026         318,405       820,564        793,782
2009 to 2015                                                           254,532         200,173     1,533,280      1,406,482
                                                                   ------------   -------------  ------------  -------------
                                                                     1,284,091       1,356,791     3,848,779      3,894,672
                                                                   ============   =============  ============  =============

FEDERAL PUBLIC SERVICES
BRAZILIAN SECURITIES COMMISSION - CVM
Quarterly Information                                      Corporate Legislation
COMERCIAL, INDUSTRIAL AND OTHERS COMPANIES                   Period - 03/31/2005

01.01 - IDENTIFICATION
--------------------------------------------------------------------------------
 01 - CVM Code               02 - Name of Society             03 - Taxpayer N(0)
    0043-4                   Aracruz Celulose S.A.            42.157.511/0001-61

--------------------------------------------------------------------------------
04.01 - NOTES TO THE FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

(A) LOANS FROM BNDES (STOCKHOLDER)

As of March 31, 2005, Aracruz Celulose S.A. (parent company) had outstanding loans in the amount of R$ 583,191 (R$ 613,574 on December 31, 2004), mainly with its shareholder BNDES - National Bank for Economic and Social Development, bearing interest at annual rates ranging from 7.80% and 10.44%, to be amortized in the period from 2005 to 2009.

Regarding the joint subsidiary Veracel Celulose S.A., as of March 31, 2005 financing underway with BNDES as of March 31, 2005 amounted to R$ 539,447 (December 31, 2004 - R$ 442,790), subject to interest rates varying between 8.29% and 12.79%, to be amortized from June 2006 to February 2014. The above amounts refer to the 50% share held by Aracruz Celulose in Veracel.


The BNDES loans have mortgages, in various degrees, on the Espirito Santo plant, and on land and forests and with a statutory lien on the machines and equipment being financed.

(B) INTERNATIONAL FINANCE CORPORATION (IFC)

In December 2004, the Company signed a US$ 50 million loan agreement with the International Finance Corporation (IFC), the private sector line of the World Bank Group. The loan bears interest rating from 5.44% to 5.62% p.a., to be amortized between 2007 and 2014.


(C) OPERATION FOR SECURITIZATION OF EXPORT RECEIVABLES

In February 2002, the Company, through Aracruz Trading S.A., signed a financing agreement with a Special Purpose Entity (SPE) under which such entity received and advanced to the Company US$ 250 million, as an issuance of Senior Secured Export Notes. In August 2003, a second tranche of Senior Secured Export Notes was issued, in the amount of US$ 400 million under the same securitization program established in February 2002. In May 2004, a third tranche of Senior Secured Export Notes was issued, in the amount of US$ 175 million under the same securitization program .In return, the Company securitizes the financing by selling to the SPE 95% of its current and future export accounts receivables. In June 2003 this obligation was reduced to 80% of such receivables. In February 2004, Aracruz Trading Hungary Ltd. was included in the securitization program, in addition to Aracruz Trading S.A.. Each month the collections in excess of contractual funding requirements are transferred to Aracruz Trading S.A. and Aracruz Trading Hungary Ltd.

For its part, Aracruz Celulose S.A. (parent company) agreed to produce, sell and deliver pulp to Aracruz Trading S.A. and to Aracruz Trading Hungary Ltd. in sufficient amounts to ensure that the resulting receivables sold to the SPE are enough to satisfy the programmed payments of principal and interest of the notes payable.

The table below summarizes the terms and conditions of the three tranches under the securitization programs:

FEDERAL PUBLIC SERVICES
BRAZILIAN SECURITIES COMMISSION - CVM
Quarterly Information                                      Corporate Legislation
COMERCIAL, INDUSTRIAL AND OTHERS COMPANIES                   Period - 03/31/2005

01.01 - IDENTIFICATION
--------------------------------------------------------------------------------
 01 - CVM Code               02 - Name of Society             03 - Taxpayer N(0)
    0043-4                   Aracruz Celulose S.A.            42.157.511/0001-61

--------------------------------------------------------------------------------
04.01 - NOTES TO THE FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

The table below summarizes the terms and conditions of the three tranches under the securitization programs:

                                                                                              Outstanding balance
                                                                                        -----------------------------
                             Original credit           Annual
Issue                         US$ thousands          Interest      Final due date          3/31/2005       12/31/2004
                                                       rate
-----------------------   ---------------------  ------------  ----------------------   ------------  ----------------
February 2002                           250,000         5.984  February 2009                 525,067          556,110
August 2003                             400,000         7.048  September 2011              1,072,535        1,067,788
May 2004                                175,000         6.361  May 2012                      468,976          466,901
                          ---------------------                                         ------------  ---------------
                                        825,000                                            2,066,578        2,090,799
                          ---------------------                                         ------------  ---------------

14        FINANCIAL INSTRUMENTS

(A)       RISK MANAGEMENT

Aracruz Celulose S.A. and its subsidiaries/ jointly controlled company operates internationally and are exposed to market risks from changes in foreign exchange rates and interest rates.

The exposure of the Company to liabilities in US dollar does not represent risk from an economic and financial pint of view, given that exchange variances arising from the future settlement in local currency of foreign currency denominated liabilities are offset by exchange variances in the opposite direction arising form operating income, as almost all sales are reported.

Derivative financial instruments also are used by the management of the Company to mitigate the exchange risks and of interest.

(B)      MARKET VALUE

The estimated market values were determined using available market information and other appropriate valuation methodologies. Accordingly, the estimates presented herein are not necessarily indicative of amounts that the Company could realize in the market. The use of different market assumptions and / or estimation methodologies may have a material effect on the estimated market value amounts.

The estimated market values of the Company's financial instruments as of March 31, 2005 can be summarized as follows:

                                                               PARENT COMPANY                      CONSOLIDATED
                                                  ---------------------------- ---------------------------------
                                                     ACCOUNTING        MARKET        ACCOUNTING          MARKET
                                                  --------------  ------------ -----------------  --------------
     ASSETS
        Cash and cash equivalents                        70,673        70,673           135,400         135,400
        Marketable securities                            10,151        10,151           134,453         134,453
        Investments of short and long-term            1,156,454     1,156,454         1,156,454       1,156,454
     LIABILITIES
        Short and long-term financing                 1,595,700     1,595,700         4,435,874       4,504,717
           (interest included)


Market values of financial assets and short and long-term financing were determined by using current interest rates for operations with similar conditions and maturities.

FEDERAL PUBLIC SERVICES
BRAZILIAN SECURITIES COMMISSION - CVM
Quarterly Information                                      Corporate Legislation
COMERCIAL, INDUSTRIAL AND OTHERS COMPANIES                   Period - 03/31/2005

01.01 - IDENTIFICATION
--------------------------------------------------------------------------------
 01 - CVM Code               02 - Name of Society             03 - Taxpayer N(0)
    0043-4                   Aracruz Celulose S.A.            42.157.511/0001-61

--------------------------------------------------------------------------------
04.01 - NOTES TO THE FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

(C)       FINANCIAL DERIVATIVES

The position of financial derivatives as of March 31, 2005 is represented by non deliverable forward contracts from US$ to Reais, with leading financial institutions and notional value of R$ 346,6 million (US$ 130,0 million), with maturities between May 2005 and January 2006, and by forward operations of Euros with foreign financial institutions (through its subsidiary Ara Pulp - Comercio de Importacao e Exportacao, Unipessoal Ltda,), in the net amount of R$ 36,7 million (EUR 10,6 million or US$ 13,8 million), with maturities in August 2005.

15       STOCKHOLDERS' EQUITY

(A) CAPITAL AND RESERVE

As of March 31, 2005 and December 2004, the authorized capital is of R$ 2,450,000 and the subscribed and paid-in capital is of R$ 1,854,507, represented by 1,032,554 thousand registered shares, with no par value, comprising 455,391 thousand common shares, 38,022 thousand (2004 - 38,022 thousand) Class A preference shares and 539,141 thousand (2004 - 539,141 thousand) Class B preference shares. The Class A stock may be converted to Class B stock at any time.

The market values of the ordinary and preferential class A and B shares, based on the last quotation prior, to the date of the closing of the quarterly financial information as of March 31, 2005 were R$ 7,80, R$ 9,21 and R$ 9,54 per share, respectively.

In accordance with the Company's By-laws, preference shares do not have voting rights, but have priority on return of capital in the event of liquidation of the Company. Class A preferred shares are assured of a minimum annual dividend proportionate to 6% of their share of capital. Class B preferred shares are entitled to a dividend equivalent to that paid on the common shares, but without priority. However, in order to comply with Law 9.457 of May 5, 1997, management decided to pay Class B preferred shares a dividend that is 10% higher than that paid to the common shares, as from the year 1997.

(B)      DIVIDENDS AND INTEREST ON STOCKHOLDERS' EQUITY

The Company's By-laws assures to the stockholders a minimum annual dividend equivalent to 25% of the parent Company's net income, adjusted by any increases or decreases in the reserves, as defined corporate legislation.

As permitted by Law number 9.249, of December 26, 1995, the Company opted, during 2004, to pay interest on shareholders equity to the shareholders. This is calculated on the reported shareholders equity and limited to the daily variation of Long-Term Interest Rate - TJLP, and amounted to R$ 258,500 (including withholding income tax in the amount of R$ 39,427).

Based on the capacity of the Company's operational generation of cash, management is proposing to the General Assembly of Shareholders the payment of dividends in the amount of R$ 150,000 thousand, equivalent to R$ 151.62 per lot of one thousand Class A and B preferred shares and R$ 137,83 per lot of one thousand common shares. Management also confirmed its decision to continue making payments by way of interest on stockholders' equity, according to the same criteria adopted in the year 2004.

FEDERAL PUBLIC SERVICES
BRAZILIAN SECURITIES COMMISSION - CVM
Quarterly Information                                     Corporate Legislation
COMERCIAL, INDUSTRIAL AND OTHERS COMPANIES                  Period - 03/31/2005

01.01 - IDENTIFICATION
-------------------------------------------------------------------------------
 01 - CVM Code               02 - Name of Society            03 - Taxpayer N(0)
    0043-4                   Aracruz Celulose S.A.           42.157.511/0001-61

-------------------------------------------------------------------------------
04.01 - NOTES TO THE FINANCIAL STATEMENTS
-------------------------------------------------------------------------------

(C)      TREASURY STOCKS

At the Ordinary General Meeting held on July 29, 2002, management decided to cancel 45,365,593 preferred shares (35,301 class "A" shares and 45,330,292 class "B" shares), all held in treasury. Approval was also given to keep 483,114 ordinary shares in treasury with a view to maintaining the number of existing voting shares. The cancellation of shares did not result in a reduction of the subscribed capital.


In a meeting held on October 17, 2002, the Council of Administration of Aracruz Celulose S.A., in accordance with item XIV of Article 16 of the Company's By-laws and with items 1 and 8 of CVM Instruction number 10, of February 2, 1980, authorized the Management to purchase treasury stock issued by Company to the limit of 1,115,933 common shares, 259,216 preferred shares class A and 43,197,491 preferred class B. The Company intends to cancel the treasury stock subsequently, without reduction of the capital stock subscribed.

As of March 31, 2005, the Company held 483 thousand ordinary shares, 1,378 thousand Class B preferred shares in treasury stock, for which the market value on that date was R$ 7.80 and R$ 9.54, respectively per lot of thousand shares.


16        EMPLOYEE POST-RETIREMENT BENEFIT PLANS

ARUS (Aracruz Social Security Pension Fund) is a private pension fund, which operates in the form of a multisponsor fund, on a not-for profit basis. In September 1998, the previously existent plan was substituted by a defined contribution system for retirement (Arus Retirement Plan).

Should the sponsor withdraw from the Retirement Plan, the sponsor's commitment made under CPC resolution 06/88, is totally covered by the assets of the Defined Contribution Plan.


17        INSURANCE COVERAGE

In view of the nature of its activities, the Company has adopted the policy of contracting insurance coverage to meet its requirements, taking into account the classic differences in risks (manufacturing plant, forests and port). Based on systematic risk analyses, together with modern insurance techniques, the Company purchases insurance coverage in accordance with the maximum possible loss concept, which corresponds to the maximum amount subject to destruction in a single event.

As of March 31, 2005 and December 31, 2004, the Company's assets were insured against loss for a total amount of R$ 1,500,000, corresponding to the maximum limit of compensation per event.


18        CONTINGENCIES

The Company's accounting records and operations are subject to assessment by the tax authorities and possible notices related to further payments of taxes and contributions over different expiration dates in compliance with the applicable legislation.

The juridical situation of Aracruz Celulose S.A. and subsidiaries/ jointly controlled company includes labor, civil and tax suits. Management, based on the representation of external legal attorneys, understands that the appropriate directions and judicial steps made in each situation are enough to

FEDERAL PUBLIC SERVICES
BRAZILIAN SECURITIES COMMISSION - CVM
Quarterly Information                                     Corporate Legislation
COMERCIAL, INDUSTRIAL AND OTHERS COMPANIES                  Period - 03/31/2005

01.01 - IDENTIFICATION
-------------------------------------------------------------------------------
 01 - CVM Code               02 - Name of Society            03 - Taxpayer N(0)
    0043-4                   Aracruz Celulose S.A.           42.157.511/0001-61

-------------------------------------------------------------------------------
04.01 - NOTES TO THE FINANCIAL STATEMENTS
-------------------------------------------------------------------------------

preserve the stockholders' equity of the Parent Company, without additional provisions for loss on contingencies besides the amount recorded as of March 31, 2005.

(A)       LABOR CLAIMS

The most significant labor claims are in respect of inflation indexes and economical plans.

In a suit claiming additional compensation for alleged hazardous conditions at the plant, the Labor Court of the municipal county of Aracruz has agreed to part of the claims of the employees, as represented by their Labor Union. The Company has appealed against the decision.

As of March 31, 2005, the Parent Company maintained provisions in the approximate amounts of R$ 32,156, to cover possible unfavorable decisions, as well as judicial deposits in the amount of R$ 13,872 (consolidated R$ 33,656 of contingencies provisions and R$ 17,382 of legal deposits). Additionally, the Company is answering to labor actions in the amount of R$ 15.1 million which the legal attorney's opinion is possible of loss.


(B)      NATIONAL INSTITUTE OF SOCIAL SECURITY - INSS '

In March 1997, the Company received assessments by the National Institute of Social Security - INSS relating principally to accommodation allowances. The inspectors took in view that symbolic rentals were charged with the objective of reducing salary costs, thus constituting indirect salary benefits (remuneration in kind) and, consequently, resulted in underpayment of tax on the salaries in kind. The Company has filed a defense requesting the cancellation of these assessments, which amount to approximately R$ 16,000.

As of March 31, 2005, the Company's judicial deposits amounted to approximately R$ 16,000; however, based on the advice of its legal counsel, indicating the possibility of a favorable judgment in this case, no provision has been established for unfavorable decisions.


(C)       PIS/COFINS

The Company disagrees with the legitimacy of the claim for these taxes and filed an injunction against the changes in the bases for calculation of PIS and COFINS as well as the increase in the COFINS rate imposed by Law 9.718/98. A preliminary injunction was favorable to the Company on April 5, 1999. Due to unfavorable court decisions to other taxpayers in similar lawsuits, on August 29, 2003, the Company decided to withdraw part of claims filed, and chose to adhere to the PAES program - special payment in installments of $ 56,613 - created by Law 10.684/2003, and maintained only the claims regarding foreign exchange differences. The remaining amount, related to the period of February 1999 to September 2003, amounts to approximately R$ 138,913, already adjusted to current price levels based on Brazil's best rate (SELIC), which is appropriately reflected in accounting under tax litigation - long-term receivable.

(D) SOCIAL CONTRIBUTION ON NET INCOME - NON-INCIDENCE ON EXPORTATION REVENUES

In September 2002, the Company obtained a Court Order that give it the right not to pay Social Contribution on profits generated by export sales from January 2002 as well as the right to recognize the amounts of tax credits previously compensated in this regard, adjusted by Brazil's best rate

FEDERAL PUBLIC SERVICES
BRAZILIAN SECURITIES COMMISSION - CVM
Quarterly Information                                     Corporate Legislation
COMERCIAL, INDUSTRIAL AND OTHERS COMPANIES                  Period - 03/31/2005

01.01 - IDENTIFICATION
-------------------------------------------------------------------------------
 01 - CVM Code               02 - Name of Society            03 - Taxpayer N(0)
    0043-4                   Aracruz Celulose S.A.           42.157.511/0001-61

-------------------------------------------------------------------------------
04.01 - NOTES TO THE FINANCIAL STATEMENTS
-------------------------------------------------------------------------------

(SELIC), in the amount of R$ 160,146, for which it maintains a provision booked under long-term liabilities.

(E)       OTHER

The Company maintains, based on its legal attorneys opinion, a provision for fiscal contingencies in the total approximate amount of R$ 37,317. For those contingencies, the Company also maintains judicial deposit of approximately R$ 14,500.


19        FISCAL INCENTIVES

The Barra do Riacho operations are located within the geographic area of ADENE (Agency for the Development of the Northeast). Decree No. 4213, of April 16, 2002, recognizes the pulp and paper sector as a priority in the development of the region, thus entitling Aracruz to benefit from reductions in corporate income tax.

On January 9, 2004, the Company was notified by ADENE of its decision to cancel the fiscal benefits to which the Company had been entitled. Later, through Decree number 065/04, of March 11, 2004 ADENE nullified this notification, agreeing with the arguments of the Company.

During 2004, notifications with the objective of annulling the related tax benefits were issued by ADENE. The latest one that ratified the tax benefit cancellation was issued on December 29, 2004 - Decree no 149/05.

Subsequently, on January 3, 2005, the Company appealed to the National Integration Ministry, Minister in charge for ADENE, complaining the tax benefit incentive maintenance and the repeal of ADENE's decision. and through notification no 150/05 of February 18, 2005, ADENE denied this latest legal recourse made by the company's management.

On February 28, 2005, in connection with the annulling acts issued by ADENE in 2004, the Company received tax authorities notification requiring Aracruz to present, within a period of 5 days, documents, accounting records and explanations for fiscal years 2002 to 2004 in respect to the tax benefit incentive calculated by the Company during the related period.

In March, 2005, Aracruz formally requested the cancellation of the tax inquiry of February 28, 2005 as well as a 60 day postponement of such tax inquiry requirements.

Company's management, based on the advice of external legal counsel, believes that ADENE's decision does not invalidate the benefits recorded (R$ 142,858 on December 31, 2004, credited to "Capital reserve" account). Thus, no provisions for loss were booked for the amounts of the benefits recognized through those dates.

Starting January 2005 the Company has not been recognizing this benefit in the calculation of income taxes payable, as it had previously done in prior years.

FEDERAL PUBLIC SERVICES
BRAZILIAN SECURITIES COMMISSION - CVM
Quarterly Information                                     Corporate Legislation
COMERCIAL, INDUSTRIAL AND OTHERS COMPANIES                  Period - 03/31/2005

01.01 - IDENTIFICATION
-------------------------------------------------------------------------------
 01 - CVM Code               02 - Name of Society            03 - Taxpayer N(0)
    0043-4                   Aracruz Celulose S.A.           42.157.511/0001-61

-------------------------------------------------------------------------------
04.01 - NOTES TO THE FINANCIAL STATEMENTS
-------------------------------------------------------------------------------

20 RECONCILIATION OF SHAREHOLDERS' EQUITY AND RESULTS OF OPERATIONS - PARENT COMPANY AND CONSOLIDATED

                                                                                                   2005             2004
                                                                                         ---------------  ---------------
STOCKHOLDERS' EQUITY                                                                              MARCH         DECEMBER
                                                                                         ---------------  ---------------
Stockholders' equity - Parent Company                                                         3,709,714        3,490,828

Unrealized profits                                                                             (125,765 )        (96,211 )
Unrealized shipping expenses                                                                     21,389           19,290
Income tax and social contribution on unrealized profits                                         35,488           26,153
                                                                                         ---------------  ---------------

Stockholders' equity - Consolidated                                                           3,640,826        3,440,060
                                                                                         ===============  ===============

RESULTS OF THE 1ST QUARTER                                                                         2005             2004
                                                                                         ---------------  ---------------

                                                                                                  MARCH            MARCH
                                                                                         ---------------  ---------------
Net income - Parent Company                                                                     218,886          139,646

Unrealized shipping expenses                                                                      2,099            6,463
Unrealized profits                                                                              (29,554 )          6,909
Income tax and social contribution on unrealized profits                                          9,335           (4,546 )
                                                                                         ---------------  ---------------

Net income - Consolidated                                                                       200,766          148,472
                                                                                         ===============  ===============


21       COMMITMENTS

(A)      SUPPLY OF CHEMICAL PRODUCTS

Long-term contracts have been entered into between Aracruz Celulose S.A. and Canadianoxy Chemicals Holdings Ltd. (presently Nexen Brasil Quimica Ltda.) in December 1999 and May 2002, for supply of chemical products to Aracruz Celulose S.A.. These contracts include clauses for their suspension and cancellation in line with market practices (e.g. force majeure), as well as performance incentive clauses, such as sharing of productivity gains, preferred customer pricing and "take or pay" terms, in which the Parent Company assumes an obligation to acquire volumes of chemical products which are conservatively projected for six years beginning as of the date of the contract. Any balances of purchases that exceed quantities used in one year's production will be offset against purchases in following years.

(B)      WOOD SUPPLY

The Company entered into a loan agreement with Suzano Bahia Sul S.A. to obtain a loan of 1,900 thousand m(3) of eucalyptus wood. Based on the current costs of forest cultivation, as of March 31, 2005 the amount of R$ 18,018 (R$ 17,665 as of December 31, 2004) was provided in relation to the volume already harvested. The agreement establishes that the equivalent volume must be returned in similar operating conditions between 2006 and 2008.

(C)      INDIAN COMMUNITIES - TERMS OF SETTLEMENT

The Company was involved in an administrative claim concerning the enlargement of Indian reserves on Company's land. In the first semester of 1998, the "Terms of Conduct Agreement" was signed, in accordance with paragraph 6 of Article 5 of Law No. 7.347/85, in which the Indian communities recognized as legitimate the Ministry of Justice Rulings Nos. 193, 194 and 195, all of March 6, 1998, which established the expansion of their reserves by 2,571 hectares of land belonging to the Company. In addition, the Company also committed to give financial assistance to the Indians in social, agricultural, educational, housing and health projects, up to an amount of approximately R$ 13,500 (historical amount), restated monthly based on the variation of the higher of the IGP-M or IPC indexes, or their substitutes. The total of this financial assistance should be paid over a period of 20 years, conditioned to the accomplishment of certain obligations by the Indian Communities.

FEDERAL PUBLIC SERVICES
BRAZILIAN SECURITIES COMMISSION - CVM
Quarterly Information                                     Corporate Legislation
COMERCIAL, INDUSTRIAL AND OTHERS COMPANIES                  Period - 03/31/2005

01.01 - IDENTIFICATION
-------------------------------------------------------------------------------
 01 - CVM Code               02 - Name of Society            03 - Taxpayer N(0)
    0043-4                   Aracruz Celulose S.A.           42.157.511/0001-61

-------------------------------------------------------------------------------
04.01 - NOTES TO THE FINANCIAL STATEMENTS
-------------------------------------------------------------------------------

Should the Indian Communities default on their obligations, after being duly notified by the Ministry of Land Policy and Agricultural Development, the Company will be free from the obligations imposed by the "Terms of Conduct Agreement". In accordance with these terms, as of March 31, 2005, the accumulated amount that the Company had donated to the Associations of the Indian Communities was of R$ 9.584.

(D)       GUARANTEE

As of March 31, 2005, the Company had provided the following guarantees to other subsidiaries and jointly-controlled subsidiary, as follows:


         Aracruz Trading Hungary Ltd.                                2,055,613
         Veracel Celulose S.A.                                         763,231
                                                                  -------------
         TOTAL                                                       2,818,844
                                                                  =============

SUPPLEMENTARY INFORMATION

1        STATEMENT OF CASH FLOWS

                                                                          PARENT COMPANY                  CONSOLIDATED
                                                            -----------------------------  ----------------------------
                                                                             1ST QUARTER                   1ST QUARTER
                                                            -----------------------------  ----------------------------
                                                                    2005            2004            2005          2004
                                                            -------------  --------------  --------------  ------------
OPERATING ACTIVITIES
NET INCOME FOR THE PERIOD                                        218,886         139,646         200,766       148,472
  Adjustments to reconcile net income
    with cash flow provided by operating activities
      Depreciation, amortization and depletion                   106,048         106,438         110,872       112,485
      Equity in the results of subsidiaries                     (154,603)      (131,469)             358
      Deferred Income tax and social contribution                (13,280)        (2,112)         (27,701)        7,639
      Exchange and monetary variations                            19,107          26,065          20,756        27,802
      Fiscal incentive - ADENE                                                     6,232                         6,232
      Provision for contingencies, net                            19,747          34,745          20,038        14,645
      Provision for losses in tax credits                         16,921          16,617          16,921        16,616
      Realization of goodwill                                        732           1,858             732         1,858
      Residual value of fixed assets disposed off                    (60)           (321)            (60)         (309)

DECREASE (INCREASE) IN ASSETS
     Debt securities                                             (37,549)        (23,845)        (37,549)      (23,845)
     Accounts receivable                                          39,707         115,060         (10,217)      108,136
     Inventories                                                 (25,592)        (48,111)        (34,095)      (42,599)
     Recoverable taxes                                             8,887         (33,215)          6,232       (11,698)
     Others                                                       (6,476)        (10,898)         (5,906)       (7,537)

INCREASE (DECREASE) IN LIABILITIES
     Suppliers                                                   (12,967)        (15,407)       (26,919)     (52,127 )
     Loans from related parties (interest included)              (33,668)        (17,130)
     Interest on loans and financings                              4,403           4,233           6,090         5,001
     Income tax and social contribution                          (18,284)         (9,006)         (5,481)      (43,250)
     Provisions for litigation and contingency                    (2,426)           (121)         (2,430)         (121)
     Others                                                        4,815           5,528           1,744        (1,220)
                                                            -------------  --------------  --------------  ------------

CASH PROVIDED BY OPERATING ACTIVITIES                            134,348         164,787         234,151       266,180
                                                            -------------  --------------  --------------  ------------

FEDERAL PUBLIC SERVICES
BRAZILIAN SECURITIES COMMISSION - CVM
Quarterly Information                                     Corporate Legislation
COMERCIAL, INDUSTRIAL AND OTHERS COMPANIES                  Period - 03/31/2005

01.01 - IDENTIFICATION
-------------------------------------------------------------------------------
 01 - CVM Code               02 - Name of Society            03 - Taxpayer N(0)
    0043-4                   Aracruz Celulose S.A.           42.157.511/0001-61

-------------------------------------------------------------------------------
04.01 - NOTES TO THE FINANCIAL STATEMENTS
-------------------------------------------------------------------------------

                                                                        PARENT COMPANY                     CONSOLIDATED
                                                      ---------------------------------  -------------------------------
                                                                           1ST QUARTER                      1ST QUARTER
                                                      ---------------------------------  -------------------------------
                                                                2005              2004            2005             2004
                                                      ---------------  ----------------  --------------  ---------------
INVESTING ACTIVITIES
Investments of short and long-term                           (25,000 )                         (25,000 )
  Permanent assets:
     Investments                                             (16,690 )          50,522
     Fixed assets                                            (64,270 )         (49,126 )      (169,992 )       (209,841 )
     Deferred                                                                                     (656 )         (5,537 )
     Dividends received                                       43,306
     Sales of fixed assets                                        60               346              60              346
                                                      ---------------  ----------------  --------------  ---------------

CASH USED IN (PROVIDED BY) INVESTING ACTIVITIES              (62,594 )           1,742        (195,588 )       (215,032 )
                                                      ---------------  ----------------  --------------  ---------------

FINANCING ACTIVITIES
Loans and financings
        Additions                                             67,495           681,416         165,914          737,946
        Repayments                                           (44,721 )        (847,838 )       (81,465 )       (832,767 )
     Dividends and Interest on stockholders' equity          (25,585 )              (1 )       (25,585 )             (1 )
                                                      ---------------  ----------------  --------------  ---------------

CASH PROVIDED BY (USED IN) FINANCING                          (2,811 )        (166,423 )        58,864          (94,822 )
     ACTIVITIES
                                                      ---------------  ----------------  --------------  ---------------

EFFECT OF EXCHANGE VARIATION ON                                                                 (2,698 )          1,293
   CASH AND CASH EQUIVALENTS
                                                      ---------------  ----------------  --------------  ---------------

NET INCREASE (DECREASE) IN CASH  AND CASH                     68,943               106          94,729          (42,381 )
   EQUIVALENTS
                                                      ---------------  ----------------  --------------  ---------------

Cash and cash equivalents, beginning of the period            11,881             3,809         175,124          248,487
                                                      ---------------  ----------------  --------------  ---------------

Cash and cash equivalents, end of period                      80,824             3,915         269,853          206,106
                                                      ===============  ================  ==============  ===============


2        STATEMENT OF VALUE ADDED

                                                                        PARENT COMPANY                     CONSOLIDATED
                                                      ---------------------------------  -------------------------------
                                                                           1ST QUARTER                      1ST QUARTER
                                                      ---------------------------------  -------------------------------
                                                                2005              2004            2005             2004
                                                      ---------------  ----------------  --------------  ---------------

INCOME                                                       607,427           600,727         794,858          740,431

INPUTS ACQUIRED FROM THIRD PARTIES                          (296,052 )        (338,996 )      (329,872 )       (319,068 )
                                                      ---------------  ----------------  --------------  ---------------

GROSS VALUE ADDED                                            311,375           261,731         464,986          421,363

RETENTIONS
   Depreciation, amortization and depletion                 (106,048 )        (106,438 )      (110,872 )       (112,485 )
                                                      ---------------  ----------------  --------------  ---------------

NET VALUE ADDED GENERATED                                    205,327           155,293         354,114          308,878
                                                      ---------------  ----------------  --------------  ---------------

FEDERAL PUBLIC SERVICES
BRAZILIAN SECURITIES COMMISSION - CVM
Quarterly Information                                     Corporate Legislation
COMERCIAL, INDUSTRIAL AND OTHERS COMPANIES                  Period - 03/31/2005

01.01 - IDENTIFICATION
-------------------------------------------------------------------------------
 01 - CVM Code               02 - Name of Society            03 - Taxpayer N(0)
    0043-4                   Aracruz Celulose S.A.           42.157.511/0001-61

-------------------------------------------------------------------------------
04.01 - NOTES TO THE FINANCIAL STATEMENTS
-------------------------------------------------------------------------------

TRANSFERS RECEIVED
     Financial income - including monetary                    58,886            34,846          62,571           36,921
         and exchange variations
     Equity in results of subsidiary companies               154,603           131,469            (358 )
                                                      ---------------  ----------------  --------------  ---------------

                                                             213,489           166,315          62,213           36,921
                                                      ---------------  ----------------  --------------  ---------------

AVAILABLE VALUE FOR DISTRIBUTION                             418,816           321,608         416,327          345,799
                                                      ===============  ================  ==============  ===============

DISTRIBUTION OF VALUE ADDED

GOVERNMENT AND COMMUNITY
    Taxes and contributions                                   62,991            36,706          63,886           46,764
    Support, sponsorship and donations                         2,724             4,046           2,876            4,060
                                                      ---------------  ----------------  --------------  ---------------
                                                              65,715            40,752          66,762           50,824

EMPLOYEES                                                     41,590            38,428          53,556           43,458

INTEREST ON THIRD PARTIES' CAPITAL
Financial expenses                                            92,625           102,782          95,243          103,045


INCOME WITHHELD                                              218,886           139,646         200,766          148,472
                                                      ---------------  ----------------  --------------  ---------------

TOTAL DISTRIBUTED AND WITHHELD                               418,816           321,608         416,327          345,799
                                                      ===============  ================  ==============  ===============


FEDERAL PUBLIC SERVICES
BRAZILIAN SECURITIES COMMISSION - CVM
Quarterly Information                                     Corporate Legislation
COMERCIAL, INDUSTRIAL AND OTHERS COMPANIES                  Period - 03/31/2005

01.01 - IDENTIFICATION
-------------------------------------------------------------------------------
 01 - CVM Code               02 - Name of Society            03 - Taxpayer N(0)
    0043-4                   Aracruz Celulose S.A.           42.157.511/0001-61


(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

The Company presents consolidated net income of R$ 200,766 for the first quarter of 2005, compared with consolidated net income of R$ 148,472 in the same quarter of 2004. The difference in the results reflects mainly the effects of the revaluation of the Real on assets and liabilities held in United States dollars, compared to the effects of a devaluation of the Real in the same period of the previous year, partially compensated by the increase in the volume of sales and compensated partially by the increase in the Income Tax and Social Contribution charge on Net Income.

1.      OPERATING ACTIVITIES

COMMERCIAL PERFORMANCE

The pulp sales in the first quarter of 2004 reached 597 thousand tons (consolidated - 592 thousand tons), reflecting a decrease of 1% related to the same quarter of the previous year, being 98% destined for the foreign market. The net average price in the first quarter of 2005 was US$ 358/t (consolidated - US$ 482/t), reflecting an increase of 9% (consolidated - increase of 7%) in relation to the price of US$ 329/t (consolidated - US$ 452 /t) in the same quarter of 2004.

OPERATIONAL PERFORMANCE

In the first quarter, the Company's pulp production reached 661 thousand tons, 5% higher than the same quarter of 2004. The unit cost of production in the quarter ended March 31, 2005 was 9% below than the same period of the previous year, caused mainly by the decrease of the wood costs from third parties and the greater production volume.

         PARENT COMPANY

  COSTS ANALYSIS

  R$ / TON                               ST QUARTER. 2005     1ST QUARTER. 2004

  Cost of Sales                                 622                 691
  (*)
  Selling Expenses                               25                 19
  Administrative Expenses                        30                 32
  Other Operating Expenses
     (Revenues) (**)                             47                 38


  TOTAL                                         724                 780

  PRODUCTION COST (R$/T)                        546                 600

                                              597,320             599,833
  TONS SOLD

  PRODUCED TONS                               660,603             627,925


   (*) Contemplates inventory average cost, plus insurance and freight costs R$ 72 /ton (2004 - R$ 96/ton). (**) Monetary / Exchange Variation and Financial Income / Expenses / Equity Not Included.

FEDERAL PUBLIC SERVICES
BRAZILIAN SECURITIES COMMISSION - CVM
Quarterly Information                                     Corporate Legislation
COMERCIAL, INDUSTRIAL AND OTHERS COMPANIES                  Period - 03/31/2005

01.01 - IDENTIFICATION
-------------------------------------------------------------------------------
 01 - CVM Code               02 - Name of Society            03 - Taxpayer N(0)
    0043-4                   Aracruz Celulose S.A.           42.157.511/0001-61

2.      FINANCIAL LIABILITY EVOLUTION

    PARENT COMPANY
  -----------------------------------------------------------------------------

    IN THOUSANDS OF REAIS

    GROSS DEBT                          1ST QUARTER. 2005     4TH QUARTER. 2004
                                       ------------------     -----------------

    Local currency                             486,300                521,267

    Foreign currency                         1,109,400              1,039,492



    Cash and cash equivalents (*)            1,241,528              1,110,036
                                          -------------          -------------


    NET DEBT                                   354,172                450,723
                                          -------------          -------------


    CONSOLIDATED
  ----------------------------------------------------------------------------

    IN THOUSANDS OF REAIS

    GROSS DEBT                            1(0) TRIM 2005        4(0) TRIM 2004
                                          -------------          -------------

    Local currency                            873,824                848,928

    Foreign currency                        3,562,050              3,479,356



    Cash and cash equivalents (*)           1,430,557              1,273,279
                                          -------------          -------------


    NET DEBT                                3,005,317              3,055,005
                                          ============           =============

(*) Includes Marketable Securities.


3.      OPERATING INVESTMENTS

The investments in the first quarter of 2005 amounted to R$ 64,3 million (consolidated - R$ 170,6 million), compared to R$ 49 million (consolidated - R$ 215,4 million) in the same period quarter of the previous year, being located mainly in industrial (R$ 22,8 million), Veracel project (R$ 105,5 million), land purchases (R$ 35 million), forest (R$ 3,6 million) and other investments (R$ 3,7 million), in consolidated figures.


                                    * * * * *

FEDERAL PUBLIC SERVICES
BRAZILIAN SECURITIES COMMISSION - CVM
Quarterly Information                                     Corporate Legislation
COMERCIAL, INDUSTRIAL AND OTHERS COMPANIES                  Period - 03/31/2005

01.01 - IDENTIFICATION
-------------------------------------------------------------------------------
 01 - CVM Code               02 - Name of Society            03 - Taxpayer N(0)
    0043-4                   Aracruz Celulose S.A.           42.157.511/0001-61

----------------------------------------------------------------------------------------------------------------------------
06.01 - CONSOLIDATED BALANCE SHEET - LIABILITIES - THOUSAND OF R$
----------------------------------------------------------------------------------------------------------------------------

1 - CODE    2 - DESCRIPTION                                                   3 - DATE - 03/31/2005   4 - DATE - 12/31/2004
1           TOTAL ASSETS                                                                  9,127,727               8,874,237
1.1         CURRENT ASSETS                                                                2,471,650               2,293,688
1.1.1       CASH AND CASH EQUIVALENTS                                                       135,400                  90,193
1.1.2       CREDITS                                                                         680,350                 700,865
1.1.2.1     ACCOUNTS RECEIVABLE FROM CUSTOMERS - PULP                                       491,451                 509,410
1.1.2.2     ACCOUNTS RECEIVABLE FROM CUSTOMERS - PAPER                                       26,954                  24,416
1.1.2.3     ACCOUNTS RECEIVABLE FROM CUSTOMERS - SAWED WOOD                                     130                     254
1.1.2.4     ACCOUNTS RECEIVABLE FROM CUSTOMERS - OTHERS                                       7,310                   5,209
1.1.2.5     EMPLOYEES                                                                         4,877                   4,678
1.1.2.6     SUPPLIERS                                                                        13,476                   9,451
1.1.2.7     TAXES                                                                           123,404                 137,776
1.1.2.8     OTHERS                                                                           12,748                   9,671
1.1.3       INVENTORIES                                                                     348,314                 314,219
1.1.3.1     SUPPLIES                                                                         95,958                  86,987
1.1.3.2     RAW MATERIALS                                                                    49,353                  52,014
1.1.3.3     FINISHED GOODS                                                                  202,319                 174,619
1.1.3.4     PRODUCTS IN PROCESS                                                                   0                       0
1.1.3.5     OTHERS                                                                              684                     599
1.1.4       OTHERS                                                                        1,307,586               1,188,411
1.1.4.1     DEBT SECURITIES                                                               1,156,454               1,093,905
1.1.4.2.    FINANCIAL APPLICATION                                                           134,453                  84,931
1.1.4.3     PREPAID EXPENSES                                                                 16,669                   9,565
1.1.4.4     FIXED ASSETS AVAILABLE FOR SALE                                                       0                       0
1.1.4.5     RETENTIONS ON FINANCING CONTRACTS                                                     0                       0
1.1.4.6     OTHERS                                                                               10                      10

----------------------------------------------------------------------------------------------------------------------------
06.01 - CONSOLIDATED BALANCE SHEET - LIABILITIES - THOUSAND OF R$
----------------------------------------------------------------------------------------------------------------------------


1 - CODE     2 - DESCRIPTION                                                  3 - DATE - 03/31/2005   4 - DATE - 12/31/2004
1.2          LONG-TERM ASSETS                                                               259,421                 242,901
1.2.1        CREDITS                                                                        191,230                 173,981
1.2.1.1      SUPPLIERS                                                                      152,298                 138,927
1.2.1.2      TAXES                                                                           20,912                  20,362
1.2.1.3      OTHERS                                                                          18,020                  14,692
1.2.2        ACCOUNTS RECEIVABLE - RELATED PARTIES                                            3,111                   2,961
1.2.2.1      FROM AFFILIATES                                                                      0                       0
1.2.2.2      FROM SUBSIDIARIES                                                                3,111                   2,961
1.2.2.3      OTHER COMPANIES                                                                      0                       0
1.2.3        OTHERS                                                                          65,080                  65,959

FEDERAL PUBLIC SERVICES
BRAZILIAN SECURITIES COMMISSION - CVM
Quarterly Information                                     Corporate Legislation
COMERCIAL, INDUSTRIAL AND OTHERS COMPANIES                  Period - 03/31/2005

01.01 - IDENTIFICATION
-------------------------------------------------------------------------------
 01 - CVM Code               02 - Name of Society            03 - Taxpayer N(0)
    0043-4                   Aracruz Celulose S.A.           42.157.511/0001-61

1.2.3.1      DEBT SECURITIES                                                                  4,250                   4,250
1.2.3.2      ESCROW DEPOSITS                                                                 48,937                  49,212
1.2.3.3      RETENTIONS ON FINANCING CONTRACTS                                                    0                       0
1.2.3.4      OTHERS                                                                          11,893                  12,497
1.3          FIXED ASSETS                                                                 6,396,656               6,337,648
1.3.1        INVESTMENTS                                                                     26,422                  27,512
1.3.1.1      IN AFFILIATES                                                                   18,252                  18,610
1.3.1.2      IN SUBSIDIARIES                                                                  5,350                   6,082
1.3.1.3      OTHER COMPANIES                                                                  2,820                   2,820
1.3.2        PROPERTY, PLANT AND EQUIPMENT                                                5,798,702               5,722,751
1.3.2.1      LAND                                                                           733,100                 729,663
1.3.2.2      BUILDINGS                                                                      505,407                 502,546
1.3.2.3      MACHINERY AND EQUIPMENT                                                      2,410,736               2,458,059
1.3.2.4      FORESTS                                                                        803,326                 779,953
1.3.2.5      CONSTRUCTION IN PROGRESS                                                     1,213,651               1,115,663
1.3.2.6      OTHERS                                                                         132,482                 136,867
1.3.3        DEFERRED ASSETS                                                                571,532                 587,385
1.3.3.1      INDUSTRIAL                                                                       8,198                   8,843
1.3.3.2      FORESTS                                                                              0                       0
1.3.3.3      ADMINISTRATIVE                                                                       0                       0
1.3.3.4      GOODWILL ARISING ON ACQUISITION OF ENTITIES                                    492,523                 506,595
1.3.3.5      OTHERS                                                                          70,811                  71,947



FEDERAL PUBLIC SERVICES
BRAZILIAN SECURITIES COMMISSION - CVM
Quarterly Information                                     Corporate Legislation
COMERCIAL, INDUSTRIAL AND OTHERS COMPANIES                  Period - 03/31/2005

01.01 - IDENTIFICATION
-------------------------------------------------------------------------------
 01 - CVM Code               02 - Name of Society            03 - Taxpayer N(0)
    0043-4                   Aracruz Celulose S.A.           42.157.511/0001-61

----------------------------------------------------------------------------------------------------------------------------
06.02 - CONSOLIDATED BALANCE SHEET - LIABILITIES - THOUSAND OF R$
----------------------------------------------------------------------------------------------------------------------------

1 - CODE     2 - DESCRIPTION                                                  3 - DATE - 03/31/2005   4 - DATE - 12/31/2004
2            TOTAL LIABILITIES                                                            9,127,727               8,874,237
2.1          CURRENT LIABILITIES                                                          1,090,561                 989,836
2.1.1        LOANS AND FINANCING                                                            587,095                 433,612
2.1.2        DEBENTURES                                                                           0                       0
2.1.3        SUPPLIERS                                                                      190,344                 215,672
2.1.4        TAXES                                                                          114,392                 119,534
2.1.5        DIVIDENDS PAYABLE                                                                2,107                  27,692
2.1.6        PROVISIONS                                                                      26,777                  40,363
2.1.6.1      VACATION AND 13th  SALARY                                                       19,789                  18,829
2.1.6.2      PROFIT SHARING                                                                   6,988                  21,534
2.1.7        LOANS FROM RELATED PARTIES                                                           0                       0
2.1.8        OTHERS                                                                         169,846                 152,963
2.1.8.1      PROPOSED DIVIDENDS                                                             150,000                 150,000
2.1.8.2      OTHERS                                                                          19,846                   2,963
2.2          LONG-TERM LIABILITIES                                                        4,395,601               4,443,562
2.2.1        LOANS AND FINANCING                                                          3,848,779               3,894,672
2.2.2        DEBENTURES                                                                           0                       0
2.2.3        PROVISIONS                                                                     453,856                 454,614
2.2.3.1      LABOR CONTINGENCIES                                                             34,063                  34,883
2.2.3.2      TAX CONTINGENCIES                                                              336,546                 318,118
2.2.3.3      INCOME TAX AND SOCIAL CONTRIBUTION ON TEMPORARY                                 83,247                 101,613
             DIFERENCES
2.2.4        LOANS FROM RELATED PARTIES                                                           0                       0
2.2.5        OTHERS                                                                          92,966                  94,276
2.2.5.1      SUPPLIERS                                                                       36,146                  36,069
2.2.5.2      OTHERS                                                                          56,820                  58,207
2.3          DEFERRED INCOME                                                                      0                       0
2.4          MINORITY INTEREST                                                                  739                     779



FEDERAL PUBLIC SERVICES
BRAZILIAN SECURITIES COMMISSION - CVM
Quarterly Information                                     Corporate Legislation
COMERCIAL, INDUSTRIAL AND OTHERS COMPANIES                  Period - 03/31/2005

01.01 - IDENTIFICATION
-------------------------------------------------------------------------------
 01 - CVM Code               02 - Name of Society            03 - Taxpayer N(0)
    0043-4                   Aracruz Celulose S.A.           42.157.511/0001-61

---------------------------------------------------------------------------------------------------------------------------
06.02 - CONSOLIDATED BALANCE SHEET - LIABILITIES - THOUSAND OF R$
---------------------------------------------------------------------------------------------------------------------------
1 - CODE     2 - DESCRIPTION                                                  3 - DATE - 03/31/2005   4 - DATE - 12/31/2004
2.5          STOCKHOLDER'S EQUITY                                                         3,640,826              3,440,060
2.5.1        PAID-IN CAPITAL                                                              1,854,507              1,854,507
2.5.1.1      COMMON STOCK                                                                   783,599                783,599
2.5.1.2      PREFERRED STOCK                                                              1,070,908              1,070,908
2.5.2        CAPITAL RESERVES                                                               142,858                142,858
2.5.3        REVALUATION RESERVE                                                                  0                      0
2.5.3.1      OWN ASSETS                                                                           0                      0
2.5.3.2      SUBSIDIARIES / AFFILIATES                                                            0                      0
2.5.4        REVENUE RESERVES                                                             1,493,463              1,493,463
2.5.4.1      LEGAL                                                                          222,260                222,260
2.5.4.2      STATUTORY                                                                            0                      0
2.5.4.3      FOR CONTINGENCIES                                                                    0                      0
2.5.4.4      UNREALIZED INCOME                                                                    0                      0
2.5.4.5      FOR INVESTMENTS                                                              1,279,353              1,279,353
2.5.4.6      SPECIAL FOR NON-DISTRIBUTED DIVIDENDS                                                0                      0
2.5.4.7      OTHER UNREALIZED INCOME                                                        (8,150)                (8,150)
2.5.4.7.1    TREASURY STOCK                                                                 (8,150)                (8,150)
2.5.5        RETAINED EARNINGS                                                              149,998               (50,768)


FEDERAL PUBLIC SERVICES
BRAZILIAN SECURITIES COMMISSION - CVM
Quarterly Information                                     Corporate Legislation
COMERCIAL, INDUSTRIAL AND OTHERS COMPANIES                  Period - 03/31/2005

01.01 - IDENTIFICATION
-------------------------------------------------------------------------------
 01 - CVM Code               02 - Name of Society            03 - Taxpayer N(0)
    0043-4                   Aracruz Celulose S.A.           42.157.511/0001-61

      07.01 - CONSOLIDATED STATEMENT OF OPERATIONS - THOUSAND OF R$
      -----------------------------------------------------------------------------------------------------------------------------

      1 - CODE     2 - DESCRIPTION                                                3 - FROM: 01/01/2005    4 - FROM: 01/01/2005
                                                                                      TO:   03/31/2005        TO:   03/31/2005
      3.1          GROSS SALES AND SERVICES  REVENUE                                            905,320                905,320
      3.2          SALES TAXES AND OTHER DEDUCTIONS                                           (114,495)              (114,495)
      3.3          NET SALES REVENUE                                                            790,825                790,825
      3.4          COST OF GOODS SOLD                                                         (413,218)              (413,218)
      3.5          GROSS PROFIT                                                                 377,607                377,607
      3.6          OPERATING (EXPENSES) INCOME                                                (128,196)              (128,196)
      3.6.1        SELLING                                                                     (39,835)               (39,835)
      3.6.2        GENERAL AND ADMINISTRATIVE                                                  (24,380)               (24,380)
      3.6.3        FINANCIAL                                                                   (34,790)               (34,790)
      3.6.3.1      FINANCIAL INCOME                                                              62,571                 62,571
      3.6.3.2      FINANCIAL EXPENSES                                                          (97,361)               (97,361)
      3.6.4        OTHER OPERATING INCOME                                                        10,393                 10,393
      3.6.5        OTHER OPERATING EXPENSES                                                    (39,226)               (39,226)
      3.6.6        EQUITY IN THE RESULTS OF  SUBSIDIARIES                                         (358)                  (358)
      3.7          OPERATING INCOME                                                             249,411                249,411
      3.8          NON-OPERATING (EXPENSES)  INCOME                                               (611)                  (611)
      3.8.1        INCOME                                                                           121                    121
      3.8.2        EXPENSES                                                                       (732)                  (732)
      3.9          INCOME BEFORE INCOME  TAXES AND MANAGEMENT REMUNERATION                      248,800                248,800
      3.10         INCOME TAX AND SOCIAL CONTRIBUTION                                          (75,775)               (75,775)
      3.11         DEFERRED INCOME TAXES                                                         27,701                 27,701
      3.12         MANAGEMENT REMUNERATION AND STATUORY APPROPRIATIONS                                0                      0
      3.12.1       PARTICIPATIONS                                                                     0                      0
      3.12.2       REMUNERATION                                                                       0                      0
      3.13         REVERSION OF INTERESTS ON STOCKHOLDERS' CAPITAL                                    0                      0
      3.14         MINORITY INTEREST                                                                 40                     40
      3.15         NET INCOME FOR THE PERIOD                                                    200,766                200,766
                   CAPITAL STOCK-QUANTITY (THOUSANDS)                                         1,030,693              1,030,693
                   EARNINGS PER SHARE                                                           0,19479                0,19479
                   LOSS PER SHARE                                                                     -                      -



      1 - CODE     2 - DESCRIPTION                                                5 - FROM: 03/01/2004      6 - FROM: 01/01/2004
                                                                                      TO:   03/31/2004          TO:   03/31/2004
      3.1          GROSS SALES AND SERVICES  REVENUE                                           821,121                   821,121
      3.2          SALES TAXES AND OTHER DEDUCTIONS                                           (79,443)                  (79,443)
      3.3          NET SALES REVENUE                                                           741,678                   741,678
      3.4          COST OF GOODS SOLD                                                        (391,479)                 (391,479)
      3.5          GROSS PROFIT                                                                350,199                   350,199
      3.6          OPERATING (EXPENSES) INCOME                                               (164,075)                 (164,075)
      3.6.1        SELLING                                                                    (43,242)                  (43,242)
      3.6.2        GENERAL AND ADMINISTRATIVE                                                 (21,837)                  (21,837)
      3.6.3        FINANCIAL                                                                  (73,587)                  (73,587)
      3.6.3.1      FINANCIAL INCOME                                                             36,921                    36,921
      3.6.3.2      FINANCIAL EXPENSES                                                        (110,508)                 (110,508)
      3.6.4        OTHER OPERATING INCOME                                                        5,738                     5,738
      3.6.5        OTHER OPERATING EXPENSES                                                   (31,147)                  (31,147)
      3.6.6        EQUITY IN THE RESULTS OF  SUBSIDIARIES                                            0                         0
      3.7          OPERATING INCOME                                                            186,124                   186,124
      3.8          NON-OPERATING (EXPENSES)  INCOME                                            (1,526)                   (1,526)
      3.8.1        INCOME                                                                          358                       358
      3.8.2        EXPENSES                                                                    (1,884)                   (1,884)
      3.9          INCOME BEFORE INCOME  TAXES AND MANAGEMENT REMUNERATION                     184,598                   184,598
      3.10         INCOME TAX AND SOCIAL CONTRIBUTION                                         (28,434)                  (28,434)
      3.11         DEFERRED INCOME TAXES                                                       (7,639)                   (7,639)
      3.12         MANAGEMENT REMUNERATION AND STATUORY APPROPRIATIONS                               0                         0
      3.12.1       PARTICIPATIONS                                                                    0                         0
      3.12.2       REMUNERATION                                                                      0                         0
      3.13         REVERSION OF INTERESTS ON STOCKHOLDERS' CAPITAL                                   0                         0
      3.14         MINORITY INTEREST                                                              (53)                      (53)
      3.15         NET INCOME FOR THE PERIOD                                                   148,472                   148,472
                   CAPITAL STOCK-QUANTITY (THOUSANDS)                                        1,030,693                 1,030,693
                   EARNINGS PER SHARE                                                          0,14405                   0,14405
                   LOSS PER SHARE                                                                    -                         -




FEDERAL PUBLIC SERVICES
BRAZILIAN SECURITIES COMMISSION - CVM
Quarterly Information                                     Corporate Legislation
COMERCIAL, INDUSTRIAL AND OTHERS COMPANIES                  Period - 03/31/2005

01.01 - IDENTIFICATION
-------------------------------------------------------------------------------
 01 - CVM Code               02 - Name of Society            03 - Taxpayer N(0)
    0043-4                   Aracruz Celulose S.A.           42.157.511/0001-61

08.01 - PERFORMANCE COMMENTS OF CONSOLIDATED IN THE QUARTER
-------------------------------------------------------------------------------
The consolidated Performance comments for this quarter, were disclosed together with Aracruz Celulose S.A.'s (Controlling Company) performance comments, group 05.

FEDERAL PUBLIC SERVICES
BRAZILIAN SECURITIES COMMISSION - CVM
Quarterly Information                                     Corporate Legislation
COMERCIAL, INDUSTRIAL AND OTHERS COMPANIES                  Period - 03/31/2005

01.01 - IDENTIFICATION
-------------------------------------------------------------------------------
 01 - CVM Code               02 - Name of Society            03 - Taxpayer N(0)
    0043-4                   Aracruz Celulose S.A.           42.157.511/0001-61

-------------------------------------------------------------------------------
15.01 - INVESTMENTS PROJECTS
-------------------------------------------------------------------------------
(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

The comments related to investments were disclosed in note 3 group 05.

FEDERAL PUBLIC SERVICES
BRAZILIAN SECURITIES COMMISSION - CVM
Quarterly Information                                     Corporate Legislation
COMERCIAL, INDUSTRIAL AND OTHERS COMPANIES                  Period - 03/31/2005

01.01 - IDENTIFICATION
-------------------------------------------------------------------------------
 01 - CVM Code               02 - Name of Society            03 - Taxpayer N(0)
    0043-4                   Aracruz Celulose S.A.           42.157.511/0001-61

-------------------------------------------------------------------------------
16.01 - OTHER INFORMATION THAT THE COMPANY CONSIDERS TO BE RELEVANT
-------------------------------------------------------------------------------
(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

STOCK POSITION OF STOCKHOLDERS WITH MORE THAN 5% OF VOTING STOCKS

In order to be in compliance with the best practices of Corporate Governance (Level 1), we disclose below, the stock positions as of March 31, 2005:

PARENT COMPANY:
ARACRUZ CELULOSE S.A.      CNPJ: 42.15.511/0001-61


              STOCKHOLDERS                                                       STOCKS
                                         --------------------------------------------------------------------------------
                                                       COMMON                    PREFERRED                    TOTAL
                                         --------------------------------------------------------------------------------
                                             QUANTITY          %       QUANTITY         %         QUANTITY         %
                                             THOUSAND                  THOUSAND                   THOUSAND
                                         --------------------------------------------------------------------------------

Newark Financial Inc.                              127,507      28.0       -            -           127,507         12.3
Arainvest Participacoes S.A.                       127,507      28.0        27,737         4.8      155,244         15.0
Arapar S.A.                                        127,494      28.0       -            -           127,494         12.3
Lorentzen Empreendimentos                               12      0.00       -            -                12         0.00
BNDES Participacoes S.A.                            56,881      12.5        42,915         7.5       99,796          9.7
Treasury stock                                         483       0.1         1,378         0.2        1,861          0.2
Others                                              15,507       3.4       505,133        87.5      520,640         50.4
TOTAL                                              455,391    100.00       577,163      100.00    1,032,554       100.00

SHARE CAPITAL OF MAJORITY STOCKHOLDERS (FROM CONTROLLING COMPANIES TO INDIVIDUAL
STOCKHOLDERS)

PARENT COMPANY:
NEWARK FINANCIAL INC.


              STOCKHOLDERS                                                       STOCKS
                                         --------------------------------------------------------------------------------
                                                       COMMON                    PREFERRED                    TOTAL
                                         --------------------------------------------------------------------------------
                                             QUANTITY          %       QUANTITY         %         QUANTITY         %
                                              UNITIES                   UNITIES                    UNITIES
                                         --------------------------------------------------------------------------------
VCP Exportadora e Participacoes S.A.              50,000      100.00       -            -            50,000       100.00
TOTAL                                             50,000      100.00       -            -            50,000       100.00

PARENT COMPANY:
VCP EXPORTADORA E PARTICIPACOES S.A.        CNPJ: 04.200.557/0001-27



              STOCKHOLDERS                                                       STOCKS
                                         --------------------------------------------------------------------------------
                                                       COMMON                    PREFERRED                    TOTAL
                                         --------------------------------------------------------------------------------
                                             QUANTITY          %       QUANTITY         %         QUANTITY         %
                                             THOUSAND                  THOUSAND                   THOUSAND
                                         --------------------------------------------------------------------------------
Votorantim Celulose e Papel S.A.                70,200,100    100.00       -            -          70,200,100     100.00
TOTAL                                           70,200,100    100.00       -            -           70,200,100    100.00

FEDERAL PUBLIC SERVICES
BRAZILIAN SECURITIES COMMISSION - CVM
Quarterly Information                                     Corporate Legislation
COMERCIAL, INDUSTRIAL AND OTHERS COMPANIES                  Period - 03/31/2005

01.01 - IDENTIFICATION
-------------------------------------------------------------------------------
 01 - CVM Code               02 - Name of Society            03 - Taxpayer N(0)
    0043-4                   Aracruz Celulose S.A.           42.157.511/0001-61

-------------------------------------------------------------------------------
16.01 - OTHER INFORMATION THAT THE COMPANY CONSIDERS TO BE RELEVANT
-------------------------------------------------------------------------------

PARENT COMPANY:
VOTORANTIM CELULOSE E PAPEL S.A                                      CNPJ: 60.643.228/0001-21

              STOCKHOLDERS                                                       STOCKS
                                         --------------------------------------------------------------------------------
                                                       COMMON                    PREFERRED                    TOTAL
                                         --------------------------------------------------------------------------------
                                             QUANTITY          %       QUANTITY         %         QUANTITY         %
                                              UNITIES                   UNITIES                    UNITIES
                                         --------------------------------------------------------------------------------
Votocel Filmes Flexiveis Ltda.            94,022,846       88.95                3        -       94,022,849    49.07
Nova HPI Participacoes Ltda.              11,679,604       11.05                -        -       11,679,604     6.10
BNDES Participacoes S.A. - BNDESPAR                -           -        7,136,124     8.31        7,136,124     3.72
Others                                             -           -       78,744,120    91.65       78,744,120    41.09
Treasury stocks                                    2           -           30,799     0.04           30,801     0.02
TOTAL                                    105,702,452      100.00       85,911,046   100.00      191,613,498   100.00



PARENT COMPANY:
VOTOCEL FILMES FLEXIVEIS LTDA                          CNPJ: 61.397.246/0001-33

              STOCKHOLDERS                                                       STOCKS
                                         --------------------------------------------------------------------------------
                                                       COMMON                    PREFERRED                    TOTAL
                                         --------------------------------------------------------------------------------
                                             QUANTITY          %       QUANTITY         %         QUANTITY         %
                                              UNITIES                   UNITIES                    UNITIES
                                         --------------------------------------------------------------------------------
  Votorantim Participacoes S.A.           5,018,348      100.00                -       -          5,018,348   100.00
  Hejoassu Administracao Ltda.                    1        0.00                -       -                  1     0.00
  TOTAL                                   5,018,349      100.00                -       -          5,018,349   100.00


PARENT COMPANY:
NOVA HPI PARTICIPACOES LTDA.                                         CNPJ: 65.785.669/0001-81

              STOCKHOLDERS                                                       STOCKS
                                         --------------------------------------------------------------------------------
                                                       COMMON                    PREFERRED                    TOTAL
                                         --------------------------------------------------------------------------------
                                             QUANTITY          %       QUANTITY         %         QUANTITY         %
                                              UNITIES                   UNITIES                    UNITIES
                                         --------------------------------------------------------------------------------
Votorantim Participacoes S.A.             7,212,408      100.00                -       -          7,212,408   100.00
Hejoassu Administracao Ltda.                      1        0.00                -       -                  1     0.00
TOTAL                                     7,212,409      100.00                -       -          7,212,409   100.00

FEDERAL PUBLIC SERVICES
BRAZILIAN SECURITIES COMMISSION - CVM
Quarterly Information                                     Corporate Legislation
COMERCIAL, INDUSTRIAL AND OTHERS COMPANIES                  Period - 03/31/2005

01.01 - IDENTIFICATION
-------------------------------------------------------------------------------
 01 - CVM Code               02 - Name of Society            03 - Taxpayer N(0)
    0043-4                   Aracruz Celulose S.A.           42.157.511/0001-61

-------------------------------------------------------------------------------
16.01 - OTHER INFORMATION THAT THE COMPANY CONSIDERS TO BE RELEVANT
-------------------------------------------------------------------------------

              STOCKHOLDERS                                                       STOCKS
                                         --------------------------------------------------------------------------------
                                                       COMMON                    PREFERRED                    TOTAL
                                         --------------------------------------------------------------------------------
                                             QUANTITY          %       QUANTITY         %         QUANTITY         %
                                              UNITIES                   UNITIES                    UNITIES
                                         --------------------------------------------------------------------------------
  Hejoassu Administracao Ltda.                 4,039,553,777    98.16                -       -      4,039,553,777    98.16
  Jose Ermirio de Moraes Filho - Espolio          19,026,623     0.46                -       -         19,026,623     0.46
  Antonio Ermirio de Moraes                       19,026,623     0.46                -       -         19,026,623     0.46
  Ermirio Pereira de Moraes                       19,026,623     0.46                -       -         19,026,623     0.46
  Maria Helena Moraes Scripilliti                 19,026,623     0.46                -       -         19,026,623     0.46
  TOTAL                                        4,115,660,269   100.00                -       -      4,115,660,269   100.00

PARENT COMPANY:
HEJOASSU ADMINISTRACAO LTDA.                                         CNPJ: 61.194.148/0001-07


              STOCKHOLDERS                                                       STOCKS
                                         --------------------------------------------------------------------------------
                                                       COMMON                    PREFERRED                    TOTAL
                                         --------------------------------------------------------------------------------
                                             QUANTITY          %       QUANTITY         %         QUANTITY         %
                                              UNITIES                   UNITIES                    UNITIES
                                         --------------------------------------------------------------------------------
Jose Ermirio de Moraes Filho - Espolio               400,000    25.00                -       -            400,000    25.00
AEM Participacoes S.A.                               400,000    25.00                -       -            400,000    25.00
ERMAN  Participacoes S.A.                            400,000    25.00                -       -            400,000    25.00
MRC Participacoes S.A.                               400,000    25.00                -       -            400,000    25.00
TOTAL                                              1,600,000   100.00                -       -          1,600,000   100.00

PARENT COMPANY:
AEM PARTICIPACOES S.A.                                               CNPJ: 05.062.403/0001-89


              STOCKHOLDERS                                                       STOCKS
                                         --------------------------------------------------------------------------------
                                                       COMMON                    PREFERRED                    TOTAL
                                         --------------------------------------------------------------------------------
                                             QUANTITY          %       QUANTITY         %         QUANTITY         %
                                              UNITIES                   UNITIES                    UNITIES
                                         --------------------------------------------------------------------------------
  Antonio Ermirio de Moraes               684,729,100     100.00           -         -       684,729,100    100.00
  JEMF Participacoes S.A.                           -          -         300     33.33               300      0.00
  ERMAN Participacoes S.A.                          -          -         300     33.33               300      0.00
  MRC Participacoes S.A.                            -          -         300     33.34               300      0.00
  TOTAL                                   684,729,100     100.00         900    100.00       684,730,000    100.00

FEDERAL PUBLIC SERVICES
BRAZILIAN SECURITIES COMMISSION - CVM
Quarterly Information                                     Corporate Legislation
COMERCIAL, INDUSTRIAL AND OTHERS COMPANIES                  Period - 03/31/2005

01.01 - IDENTIFICATION
-------------------------------------------------------------------------------
 01 - CVM Code               02 - Name of Society            03 - Taxpayer N(0)
    0043-4                   Aracruz Celulose S.A.           42.157.511/0001-61

-------------------------------------------------------------------------------
16.01 - OTHER INFORMATION THAT THE COMPANY CONSIDERS TO BE RELEVANT
-------------------------------------------------------------------------------

PARENT COMPANY:
ERMAN PARTICIPACOES S.A.                                             CNPJ: 05.062.376/0001-44

              STOCKHOLDERS                                                       STOCKS
                                         --------------------------------------------------------------------------------
                                                       COMMON                    PREFERRED                    TOTAL
                                         --------------------------------------------------------------------------------
                                             QUANTITY          %       QUANTITY         %         QUANTITY         %
                                              UNITIES                   UNITIES                    UNITIES
                                         --------------------------------------------------------------------------------
Ermirio Pereira de Moraes                       684,729,100     100.00              -          -       684,729,100    100.00
JEMF Participacoes S.A.                                   -          -            300      33.33               300      0.00
AEM Participacoes S.A.                                    -          -            300      33.33               300      0.00
MRC Participacoes S.A.                                    -          -            300      33.34               300      0.00
TOTAL                                           684,729,100     100.00            900     100.00       684,730,000    100.00



PARENT COMPANY:
MRC PARTICIPACOES S.A.                                               CNPJ: 05.062.355/0001-29

              STOCKHOLDERS                                                       STOCKS
                                         --------------------------------------------------------------------------------
                                                       COMMON                    PREFERRED                    TOTAL
                                         --------------------------------------------------------------------------------
                                             QUANTITY          %       QUANTITY         %         QUANTITY         %
                                              UNITIES                   UNITIES                    UNITIES
                                         --------------------------------------------------------------------------------
Maria Helena de Moraes S. Noschese        684,729,100    100.00             -          -      684,729,100   100.00
JEMF  Participacoes S.A.                            -         -           300      33.33              300     0.00
AEM  Participacoes S.A.                             -         -           300      33.33              300     0.00
ERMAN  Participacoes S.A.                           -         -           300      33.34              300     0.00
TOTAL                                     684,729,100    100.00           900     100.00      684,730,000   100.00



PARENT COMPANY:
JEMF PARTICIPACOES S.A.                                              CNPJ: 05.062.394/0001-26

              STOCKHOLDERS                                                       STOCKS
                                         --------------------------------------------------------------------------------
                                                       COMMON                    PREFERRED                    TOTAL
                                         --------------------------------------------------------------------------------
                                             QUANTITY          %       QUANTITY         %         QUANTITY         %
                                              UNITIES                   UNITIES                    UNITIES
                                         --------------------------------------------------------------------------------
    Jose Ermirio de Moraes Neto               3,500        33.33             -         -           3,500    33.30
    Jose Roberto Ermirio de Moraes            3,500        33.34             -         -           3,500    33.30
    Neide Helena de Moraes                    3,500        33.33             -         -           3,500    33.30
    AEM  Participacoes S.A.                       -            -             4     33.33               4     0.03
    ERMAN  Participacoes S.A.                     -            -             4     33.34               4     0.04
    MRC Participacoes S.A.                        -            -             4     33.33               4     0.03
    TOTAL                                    10,500       100.00            12    100.00          10,512   100.00

FEDERAL PUBLIC SERVICES
BRAZILIAN SECURITIES COMMISSION - CVM
Quarterly Information                                     Corporate Legislation
COMERCIAL, INDUSTRIAL AND OTHERS COMPANIES                  Period - 03/31/2005

01.01 - IDENTIFICATION
-------------------------------------------------------------------------------
 01 - CVM Code               02 - Name of Society            03 - Taxpayer N(0)
    0043-4                   Aracruz Celulose S.A.           42.157.511/0001-61

-------------------------------------------------------------------------------
16.01 - OTHER INFORMATION THAT THE COMPANY CONSIDERS TO BE RELEVANT
-------------------------------------------------------------------------------

PARENT COMPANY:
ARAINVEST PARTICIPACOES S.A.            CNPJ: 06.139.408/0001-25

              STOCKHOLDERS                                                       STOCKS
                                         --------------------------------------------------------------------------------
                                                       COMMON                    PREFERRED                    TOTAL
                                         --------------------------------------------------------------------------------
                                             QUANTITY          %       QUANTITY         %         QUANTITY         %
                                             THOUSDAND                 THOUSAND                   THOUSAND
                                         --------------------------------------------------------------------------------
Joseph Yacoub Safra                               85,990       49.99         21,489      49.98          107,479      49.99
Moise Yacoub Safra                                85,990       49.99         21,489      49.98          107,479      49.99
Others                                                 4        0.02             18       0.04               22       0.02
TOTAL                                            171,984      100.00         42,996     100.00          214,980     100.00



PARENT COMPANY:
ARAPAR S.A.                                                          CNPJ: 29.282.803/0001-68

              STOCKHOLDERS                                                       STOCKS
                                         --------------------------------------------------------------------------------
                                                       COMMON                    PREFERRED                    TOTAL
                                         --------------------------------------------------------------------------------
                                             QUANTITY          %       QUANTITY         %         QUANTITY         %
                                              UNITIES                   UNITIES                    UNITIES
                                         --------------------------------------------------------------------------------
Lorenpar S.A.                            747,051,991      80.00                -       -        747,051,991    80.00
ESL Empreendimentos S.A.                 186,762,998      20.00                -       -        186,762,998    20.00
TOTAL                                    933,814,989     100.00                -       -        933,814,989   100.00



PARENT COMPANY:
LORENPAR S.A.                                                        CNPJ: 29.302.148/0001-62

              STOCKHOLDERS                                                       STOCKS
                                         --------------------------------------------------------------------------------
                                                       COMMON                    PREFERRED                    TOTAL
                                         --------------------------------------------------------------------------------
                                             QUANTITY          %       QUANTITY         %         QUANTITY         %
                                              UNITIES                   UNITIES                    UNITIES
                                         --------------------------------------------------------------------------------
Vitoria Participacoes S.A.                 90,380,739     12.12     108,743,706     14.58       199,124,445     13.35
Lorentzen Empreendimentos S.A.            498,297,043     66.84     335,068,563     44.95       833,365,606     55.89
ESL Empreendimentos S.A.                  130,802,258     17.55     249,164,178     33.42       379,966,436     25.48
Others                                     26,002,496      3.49      52,506,089      7.05        78,508,585      5.28
TOTAL                                     745,482,536    100.00     745,482,536    100.00     1,490,965,072    100.00

FEDERAL PUBLIC SERVICES
BRAZILIAN SECURITIES COMMISSION - CVM
Quarterly Information                                     Corporate Legislation
COMERCIAL, INDUSTRIAL AND OTHERS COMPANIES                  Period - 03/31/2005

01.01 - IDENTIFICATION
-------------------------------------------------------------------------------
 01 - CVM Code               02 - Name of Society            03 - Taxpayer N(0)
    0043-4                   Aracruz Celulose S.A.           42.157.511/0001-61

-------------------------------------------------------------------------------
16.01 - OTHER INFORMATION THAT THE COMPANY CONSIDERS TO BE RELEVANT
-------------------------------------------------------------------------------

PARENT COMPANY:
VITORIA PARTICIPACOES S.A.                                           CNPJ: 68.622.505/0001-21

              STOCKHOLDERS                                                       STOCKS
                                         --------------------------------------------------------------------------------
                                                       COMMON                    PREFERRED                    TOTAL
                                         --------------------------------------------------------------------------------
                                             QUANTITY          %       QUANTITY         %         QUANTITY         %
                                              UNITIES                   UNITIES                    UNITIES
                                         --------------------------------------------------------------------------------
DnB Invest Holding A/S                    188,644,371      99.99              -       -        188,644,371    99.99
Others                                          5,000       0.01              -       -              5,000     0.01
TOTAL                                     188,649,371     100.00              -       -        188,649,371   100.00



PARENT COMPANY:
DNB INVEST HOLDING A/S.                                              CNPJ: 05.505.135/0001-22

              STOCKHOLDERS                                                       STOCKS
                                         --------------------------------------------------------------------------------
                                                       COMMON                    PREFERRED                    TOTAL
                                         --------------------------------------------------------------------------------
                                             QUANTITY          %       QUANTITY         %         QUANTITY         %
                                              UNITIES                   UNITIES                    UNITIES
                                         --------------------------------------------------------------------------------
Den Norske Bank ASA                                200,000     100.00                -       -            200,000   100.00
TOTAL                                              200,000     100.00                -       -            200,000   100.00


PARENT COMPANY:
LORENTZEN EMPREENDIMENTOS S.A.                                       CNPJ: 33.107.533/0001-26

              STOCKHOLDERS                                                       STOCKS
                                         --------------------------------------------------------------------------------
                                                       COMMON                    PREFERRED                    TOTAL
                                         --------------------------------------------------------------------------------
                                             QUANTITY          %       QUANTITY         %         QUANTITY         %
                                              UNITIES                   UNITIES                    UNITIES
                                         --------------------------------------------------------------------------------
Nobrasa Empreendimentos S.A                 46,876,917       51.07                 -         -         46,876,917    19.87
Oivind Harald Lorentzen                      9,674,206       10.54         4,461,078      3.09         14,135,284     5.99
Vertex Participacoes S.A.                   14,785,715       16.11        20,843,598     14.46         35,629,313    15.10
Bravest Holding S.A.                         4,921,097        5.36        24,702,697     17.13         29,623,794    12.56
Den Norske Bank ASA                                  -           -        47,813,984     33.17         47,813,984    20.26
Per Arne Lorentzen - Espolio                 2,506,222        2.73        16,612,193     11.52         19,118,415     8.10
Nebra Participacoes S.A.                     9,178,630       10.00         3,732,352      2.59         12,910,982     5.47
Others                                       3,837,843        4.19        26,003,911     18.04         29,841,754    12.65
TOTAL                                       91,780,630      100.00       144,169,813    100.00        235,950,443   100.00

FEDERAL PUBLIC SERVICES
BRAZILIAN SECURITIES COMMISSION - CVM
Quarterly Information                                     Corporate Legislation
COMERCIAL, INDUSTRIAL AND OTHERS COMPANIES                  Period - 03/31/2005

01.01 - IDENTIFICATION
-------------------------------------------------------------------------------
 01 - CVM Code               02 - Name of Society            03 - Taxpayer N(0)
    0043-4                   Aracruz Celulose S.A.           42.157.511/0001-61

-------------------------------------------------------------------------------
16.01 - OTHER INFORMATION THAT THE COMPANY CONSIDERS TO BE RELEVANT
-------------------------------------------------------------------------------

PARENT COMPANY:
NOBRASA EMPREENDIMENTOS S.A.                                         CNPJ: 30.927.925/0001-43

              STOCKHOLDERS                                                       STOCKS
                                         --------------------------------------------------------------------------------
                                                       COMMON                    PREFERRED                    TOTAL
                                         --------------------------------------------------------------------------------
                                             QUANTITY          %       QUANTITY         %         QUANTITY         %
                                              UNITIES                   UNITIES                    UNITIES
                                         --------------------------------------------------------------------------------
Erling Sven Lorentzen                    77,115,802      97.40                -       -         77,115,802    97.40
Others                                    2,055,210       2.60                -       -          2,055,210     2.60
TOTAL                                    79,171,012     100.00                -       -         79,171,012   100.00



PARENT COMPANY:
VERTEX PARTICIPACOES S.A.                                            CNPJ: 31.135.387/0001-17

              STOCKHOLDERS                                                       STOCKS
                                         --------------------------------------------------------------------------------
                                                       COMMON                    PREFERRED                    TOTAL
                                         --------------------------------------------------------------------------------
                                             QUANTITY          %       QUANTITY         %         QUANTITY         %
                                              UNITIES                   UNITIES                    UNITIES
                                         --------------------------------------------------------------------------------
DnB Invest Holding A/S                         188,644,371      99.99                -       -        188,644,371    99.99
Others                                               5,000       0.01                -       -              5,000     0.01
TOTAL                                          188,649,371     100.00                -       -        188,649,371   100.00


PARENT COMPANY:
NEBRA PARTICIPACOES S.A.                                             CNPJ: 04.418.550/0001-86

              STOCKHOLDERS                                                       STOCKS
                                         --------------------------------------------------------------------------------
                                                       COMMON                    PREFERRED                    TOTAL
                                         --------------------------------------------------------------------------------
                                             QUANTITY          %       QUANTITY         %         QUANTITY         %
                                              UNITIES                   UNITIES                    UNITIES
                                         --------------------------------------------------------------------------------
New Era Development Co. Ltd.                    10,586,189      99.99                -       -         10,586,189    99.99
Others                                                 100       0.01                -       -                100     0.01
TOTAL                                           10,586,289     100.00                -       -         10,586,289   100.00

FEDERAL PUBLIC SERVICES
BRAZILIAN SECURITIES COMMISSION - CVM
Quarterly Information                                     Corporate Legislation
COMERCIAL, INDUSTRIAL AND OTHERS COMPANIES                  Period - 03/31/2005

01.01 - IDENTIFICATION
-------------------------------------------------------------------------------
 01 - CVM Code               02 - Name of Society            03 - Taxpayer N(0)
    0043-4                   Aracruz Celulose S.A.           42.157.511/0001-61

-------------------------------------------------------------------------------
16.01 - OTHER INFORMATION THAT THE COMPANY CONSIDERS TO BE RELEVANT
-------------------------------------------------------------------------------

PARENT COMPANY:
BRAVEST HOLDING  S.A.                                                CNPJ: 05.721.440/0001-51

              STOCKHOLDERS                                                       STOCKS
                                         --------------------------------------------------------------------------------
                                                       COMMON                    PREFERRED                    TOTAL
                                         --------------------------------------------------------------------------------
                                             QUANTITY          %       QUANTITY         %         QUANTITY         %
                                              UNITIES                   UNITIES                    UNITIES
                                         --------------------------------------------------------------------------------
Harald Ragnar Lie                           1,230,275       25.00      6,175,674      25.00          7,405,949    25.00
Ole Ragnar Lie                              1,230,275       25.00      6,175,674      25.00          7,405,949    25.00
Einar Ragnar Lie                            1,230,274       25.00      6,175,674      25.00          7,405,948    25.00
Oivind Ragnar Lie                           1,230,274       25.00      6,175,674      25.00          7,405,948    25.00
TOTAL                                       4,921,098      100.00     24,702,696     100.00         29,623,794   100.00


PARENT COMPANY:
ESL EMPREENDIMENTOS S.A.   CNPJ: 06.088.097/0001-12

              STOCKHOLDERS                                                       STOCKS
                                         --------------------------------------------------------------------------------
                                                       COMMON                    PREFERRED                    TOTAL
                                         --------------------------------------------------------------------------------
                                             QUANTITY          %       QUANTITY         %         QUANTITY         %
                                              UNITIES                   UNITIES                    UNITIES
                                         --------------------------------------------------------------------------------
Nobrasa Empreendimentos S.A.                     25,500,000    51.00       20,299,994      40.60       45,799,994    45.80
Sao Teofilo Repres. Paticipacoes Ltda            24,500,000    49.00       29,699,996      59.40       54,199,996    54.20
TOTAL                                            50,000,000   100.00       50,000,000     100.00      100,000,000   100.00


PARENT COMPANY:
SAO TEOFILO REPRES. PARTICIPACOES LTDA      CNPJ: 03.214.652/0001-17

              STOCKHOLDERS                                                       STOCKS
                                         --------------------------------------------------------------------------------
                                                       COMMON                    PREFERRED                    TOTAL
                                         --------------------------------------------------------------------------------
                                             QUANTITY          %       QUANTITY         %         QUANTITY         %
                                              UNITIES                   UNITIES                    UNITIES
                                         --------------------------------------------------------------------------------
Caminho Editorial Ltda                      73,119,465    50.00                -          -       73,119,465    50.00
Icatu Holding S.A.                          26,404,071    18.06                -          -       26,404,071    18.06
Nalbra S LLC                                46,309,590    31.67                -          -       46,309,590    31.67
Others                                         405,804     0.27                -          -          405,804     0.27
TOTAL                                      146,238,930   100.00                -          -      146,238,930   100.00

FEDERAL PUBLIC SERVICES
BRAZILIAN SECURITIES COMMISSION - CVM
Quarterly Information                                     Corporate Legislation
COMERCIAL, INDUSTRIAL AND OTHERS COMPANIES                  Period - 03/31/2005

01.01 - IDENTIFICATION
-------------------------------------------------------------------------------
 01 - CVM Code               02 - Name of Society            03 - Taxpayer N(0)
    0043-4                   Aracruz Celulose S.A.           42.157.511/0001-61

-------------------------------------------------------------------------------
16.01 - OTHER INFORMATION THAT THE COMPANY CONSIDERS TO BE RELEVANT
-------------------------------------------------------------------------------

PARENT COMPANY:
CAMINHO EDITORIAL LTDA                                               CNPJ: 54.089.495/0001-04

              STOCKHOLDERS                                                       STOCKS
                                         --------------------------------------------------------------------------------
                                                       COMMON                    PREFERRED                    TOTAL
                                         --------------------------------------------------------------------------------
                                             QUANTITY          %       QUANTITY         %         QUANTITY         %
                                              UNITIES                   UNITIES                    UNITIES
                                         --------------------------------------------------------------------------------
Brasil Warrant Admin. Bes e Empresas Ltda    76,025,379     92.80            -       -           76,025,379    92.80
Others                                        5,899,577      7.20            -       -            5,899,577     7.20
TOTAL                                        81,924,956    100.00            -       -           81,924,956   100.00


PARENT COMPANY:
BRASIL WARRANT ADMIN. BENS E EMPRESAS LTDA                           CNPJ: 33.744.277/0001-88

              STOCKHOLDERS                                                       STOCKS
                                         --------------------------------------------------------------------------------
                                                       COMMON                    PREFERRED                    TOTAL
                                         --------------------------------------------------------------------------------
                                             QUANTITY          %       QUANTITY         %         QUANTITY         %
                                              UNITIES                   UNITIES                    UNITIES
                                         --------------------------------------------------------------------------------
Fernando Roberto Moreira Salles                         180       75.00           180       75.00             360    75.00
Joao Moreira Salles                                      60       25.00            60       25.00             120    25.00
TOTAL                                                   240      100.00           240      100.00             480   100.00


PARENT COMPANY:
ICATU HOLDING S.A.         CNPJ: 03.316.471/0001-39

              STOCKHOLDERS                                                       STOCKS
                                         --------------------------------------------------------------------------------
                                                       COMMON                    PREFERRED                    TOTAL
                                         --------------------------------------------------------------------------------
                                             QUANTITY          %       QUANTITY         %         QUANTITY         %
                                              UNITIES                   UNITIES                    UNITIES
                                         --------------------------------------------------------------------------------
Sylvia Maria da Gloria de Mello F. Nabuco      312,496     49.28               -      -             312,496    49.28
Maria do Carmo Nabuco de Almeida Braga          52,544      8.29               -      -              52,544     8.29
Luis Antonio Nabuco de Almeida Braga            38,000      5.99               -      -              38,000     5.99
Lucia Nabuco de Almeida Braga Rebello           52,544      8.29               -      -              52,544     8.29
Sylvia Nabuco de Almeida Braga                  52,544      8.29               -      -              52,544     8.29
Santa Luzia Comercial e Participacoes Ltda     126,000     19.88               -      -             126,000    19.88
TOTAL                                          634,128    100.00               -      -             634,128   100.00


FEDERAL PUBLIC SERVICES
BRAZILIAN SECURITIES COMMISSION - CVM
Quarterly Information                                     Corporate Legislation
COMERCIAL, INDUSTRIAL AND OTHERS COMPANIES                  Period - 03/31/2005

01.01 - IDENTIFICATION
-------------------------------------------------------------------------------
 01 - CVM Code               02 - Name of Society            03 - Taxpayer N(0)
    0043-4                   Aracruz Celulose S.A.           42.157.511/0001-61

-------------------------------------------------------------------------------
16.01 - OTHER INFORMATION THAT THE COMPANY CONSIDERS TO BE RELEVANT
-------------------------------------------------------------------------------

PARENT COMPANY:
SANTA LUZIA COMERCIAL E PARTICIPACOES LTDA  CNPJ: 36.163.277/0001-82

              STOCKHOLDERS                                                       STOCKS
                                         --------------------------------------------------------------------------------
                                                       COMMON                    PREFERRED                    TOTAL
                                         --------------------------------------------------------------------------------
                                             QUANTITY          %       QUANTITY         %         QUANTITY         %
                                              UNITIES                   UNITIES                    UNITIES
                                         --------------------------------------------------------------------------------
Daniel Valente Dantas                     14,833,646     99.00                 -      -            14,833,646    99.00
Veronica Valente Dantas Rodenburg            149,835      1.00                 -      -               149,835     1.00
TOTAL                                     14,983,481    100.00                 -      -            14,983,481   100.00


PARENT COMPANY:
NALBRA S LLC

              STOCKHOLDERS                                                       STOCKS
                                         --------------------------------------------------------------------------------
                                                       COMMON                    PREFERRED                    TOTAL
                                         --------------------------------------------------------------------------------
                                             QUANTITY          %       QUANTITY         %         QUANTITY         %
                                              UNITIES                   UNITIES                    UNITIES
                                         --------------------------------------------------------------------------------
Nalbra Inc.                               9,012,000    100.00                 -        -           9,012,000   100.00
TOTAL                                     9,012,000    100.00                 -        -           9,012,000   100.00


PARENT COMPANY:
BNDES PARTICIPACOES S.A. - BNDESPAR                                  CNPJ: 00.383.281/0001-09

              STOCKHOLDERS                                                       STOCKS
                                         --------------------------------------------------------------------------------
                                                       COMMON                    PREFERRED                    TOTAL
                                         --------------------------------------------------------------------------------
                                             QUANTITY          %       QUANTITY         %         QUANTITY         %
                                              UNITIES                   UNITIES                    UNITIES
                                         --------------------------------------------------------------------------------
Banco Nacional de Desenvolvimento Economico        1      100.00              -       -                  1   100.00
e Social - BNDES
TOTAL                                              1      100.00              -       -                  1   100.00

FEDERAL PUBLIC SERVICES
BRAZILIAN SECURITIES COMMISSION - CVM
Quarterly Information                                     Corporate Legislation
COMERCIAL, INDUSTRIAL AND OTHERS COMPANIES                  Period - 03/31/2005

01.01 - IDENTIFICATION
-------------------------------------------------------------------------------
 01 - CVM Code               02 - Name of Society            03 - Taxpayer N(0)
    0043-4                   Aracruz Celulose S.A.           42.157.511/0001-61

-------------------------------------------------------------------------------
16.01 - OTHER INFORMATION THAT THE COMPANY CONSIDERS TO BE RELEVANT
-------------------------------------------------------------------------------

PARENT COMPANY:
BANCO NACIONAL DE DESENVOLVIMENTO ECONOMICO E SOCIAL - BNDES            CNPJ: 00.383.281/0001-09

              STOCKHOLDERS                                                       STOCKS
                                         --------------------------------------------------------------------------------
                                                       COMMON                    PREFERRED                    TOTAL
                                         --------------------------------------------------------------------------------
                                             QUANTITY          %       QUANTITY         %         QUANTITY         %
                                              UNITIES                   UNITIES                    UNITIES
                                         --------------------------------------------------------------------------------
Uniao Federal                             6,273,711,452    100.00               -       -      6,273,711,452   100.00
TOTAL                                     6,273,711,452    100.00               -       -      6,273,711,452   100.00

Stocks Position of Majority Stockholders, Management, Members of the fiscal Council and outstanding stocks.

                                                                                    POSITION ON MARCH 31, 2005
--------------------------------------------------------------------------------------------------------------------------------
                   STOCKHOLDER         COMMON        %     PREFERRED        %      PREFERRED        %            TOTAL         %
                                       STOCKS                 STOCKS                  STOCKS
                                                           (CLASS A)               (CLASS B)
--------------------------------------------------------------------------------------------------------------------------------
MAJORITIES STOCKHOLDERS           439,400,228     96.5    37,736,642     99.2     90,790,783     16.8      567,927,653      55.0
   Lorentzen       (5)            127,506,457     28.0                                                     127,506,457      12.3
   Safra             (6)          127,506,457     28.0    27,736,642     72.9     57,875,517     10.7      213,118,616      20.7
   VCP                            127,506,457     28.0                                                     127,506,457      12.3
   BNDES                           56,880,857     12.5    10,000,000     26.3     32,915,266      6.1       99,796,123       9.7

MANAGEMENT                            104,390                  5,000                 218,027                   327,417
   Councilors                         104,390                  5,000                 200,829                   310,219
   Directors                                                                          17,198                    17,198

TAX COUNCIL                                10                                                                       10

TREASURY STOCKS     (1)               483,114      0.1                             1,378,000      0.3        1,861,114       0.2

OTHER STOCKHOLDERS     (2)         15,402,957      3.4       280,536      0.8    446,754,433     82.9      462,437,926      44.8

TOTAL ISSUED STOCKS  (3)          455,390,699    100.0    38,022,178    100.0    539,141,243    100.0    1,032,554,120     100.0

OUTSTANDING STOCKS    (4)          15,507,357      3.4       285,536      0.8    446,972,460     82.9      462,765,353      44.8

(1)  Stocks issued and repurchased by the Company, waiting cancellation.

(2) Total of stocks issued minus Treasury stocks, members of tax council, board members (including substitutes), directors and majorities stockholders.

(3)  Total number of subscribed stocks and issued by the Company.

(4) Total of stocks issued, minus Treasury stocks and stocks in majority stockholders possession.

(5) Group Lorentzen participation is formed by: Arapar S.A. 127,494,497 common stocks and Lorentzen Empreendimentos 11,960 common stocks.

(6) Participation of the group Safra composed for: Arainvest Participacoes S.A. 127,506,457 Common stock, Treasure Hold Investments Corp. 57,875,517 PNB .

FEDERAL PUBLIC SERVICES
BRAZILIAN SECURITIES COMMISSION - CVM
Quarterly Information                                     Corporate Legislation
COMERCIAL, INDUSTRIAL AND OTHERS COMPANIES                  Period - 03/31/2005

01.01 - IDENTIFICATION
-------------------------------------------------------------------------------
 01 - CVM Code               02 - Name of Society            03 - Taxpayer N(0)
    0043-4                   Aracruz Celulose S.A.           42.157.511/0001-61

-------------------------------------------------------------------------------
16.01 - OTHER INFORMATION THAT THE COMPANY CONSIDERS TO BE RELEVANT
-------------------------------------------------------------------------------

Stocks Position of Majority Stockholders, Management, Members of the Fiscal Council and outstanding stocks.

                                                        POSITION ON MARCH 31, 2004
-------------------------------------------------------------------------------------------------------------------------------
                   STOCKHOLDER         COMMON        %     PREFERRED        %      PREFERRED        %            TOTAL        %
                                       STOCKS                 STOCKS                  STOCKS
                                                           (CLASS A)               (CLASS B)
-------------------------------------------------------------------------------------------------------------------------------
MAJORITIES STOCKHOLDERS           439,400,228     96.5    37,736,642     99.1     92,037,707     17.1      569,173,577     55.1
   Lorentzen       (5)            127,506,457     28.0                                                     127,506,457     12.4
   Safra                          127,506,457     28.0    27,736,642     72.8     57,875,517     10.7      213,118,616     20.6
   VCP                            127,506,457     28.0                                                     127,506,457     12.3
   BNDES                           56,880,857     12.5    10,000,000     26.3     34,162,190      6.3      101,043,047      9.8

MANAGEMENT                            104,980                  5,000                 210,929                   320,909
   Councilors                         104,980                  5,000                 200,330                   310,310
   Directors                                                                          10,599                    10,599

TAX COUNCIL                                10                                                                       10

TREASURY STOCKS     (1)               483,114      0.1                             1,378,000      0.3        1,861,114      0.2

OTHER STOCKHOLDERS     (2)         15,402,367      3.4       394,942      0.9    445,445,201     82.6      461,197,510     44.7

TOTAL ISSUED STOCKS  (3)          455,390,699    100.0    38,091,584    100.0    539,071,837    100.0    1,032,554,120    100.0

OUSTANDING STOCKS    (4)           15,507,357      3.4       354,942      1.1    445,656,130     82.6      461,518,429     44.7

(1)  Stocks issued and repurchased by the Company, waiting cancellation.

(2) Total of stocks issued minus Treasury stocks, members of tax council, Board members (including substitutes), directors and majorities stockholders.

(3)  Total number of subscribed stocks and issued by the Company.

(4) Total of stocks issued, minus Treasury stocks and stocks in majority stockholders possession.

(5) Group Lorentzen participation is formed by: Arapar S.A. 127,494,497 common stocks and Lorentzen Empreendimentos 11,960 common stocks.

FEDERAL PUBLIC SERVICES
BRAZILIAN SECURITIES COMMISSION - CVM
Quarterly Information                                     Corporate Legislation
COMERCIAL, INDUSTRIAL AND OTHERS COMPANIES                  Period - 03/31/2005

01.01 - IDENTIFICATION
-------------------------------------------------------------------------------
 01 - CVM Code               02 - Name of Society            03 - Taxpayer N(0)
    0043-4                   Aracruz Celulose S.A.           42.157.511/0001-61


--------------------------------------------------------------------------------
17.01 - SPECIAL REVIEW REPORT - UNQUALIFIED
--------------------------------------------------------------------------------
(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

REPORT OF INDEPENDENT AUDITORS ON
SPECIAL REVIEW OF QUARTERLY INFORMATION - MARCH 31, 2005


To the Directors and Stockholders' of
Aracruz Celulose S.A.
Aracruz - ES


1.      We conducted a special review of the Quarterly Financial Information
        (ITRs) of Aracruz Celulose S.A. (company and consolidated) for the quarter ended March 31, 2005, prepared under the responsibility of the Company's management, in accordance with accounting practices adopted in Brazil, comprising the balance sheet, statement of income and performance comments report.

2. Our special review was conducted in accordance with specific standards established by Brazilian Institute of Independent Accountants - IBRACON, together with the Federal Accounting Council (CFC), and mainly comprised: (a) inquiries and discussions with the Company's management responsible for the financial, accounting, and operational areas as to the principal criteria adopted in the preparation of the quarterly information; and (b) review of the information and subsequent events that had or might have significant effects on the financial position and operations of the Company and its subsidiaries.

3. Based on our special review, we are not aware of any material modifications that should be made to the quarterly information referred to in paragraph (1), for it to be in conformity with the accounting practices adopted in Brazil, applied in accordance with the standards laid down by the Brazilian Securities Commission (CVM), specifically applicable to the preparation of the quarterly financial information.

4. Our special review was conducted for the purpose of issuing a report on the quarterly financial information referred to in paragraph (1), taken as a whole. The supplementary information related to the statements of cash flows and the value-added statement, are presented for the purpose of allowing additional analyses and are not required as part of the basic quarterly financial information . These statements were subjected to the review procedures described in paragraph (2), and based on our review are fairly stated, in all material respects, in relation to the quarterly information taken as a hole.

5. The balance sheet raised on December 31, 2004 (company and consolidated), presented for comparison purposes, was examined by us and our unqualified auditors' report was issued on January 11, 2005. The statements of income and the supplementary information referred to the quarter ended March 31, 2004, presented for comparison purposes, were also reviewed by us and our unqualified special review report was issued on April 7, 2004.


Rio de Janeiro, April 8, 2005

Originally signed by:


DELOITTE TOUCHE TOHMATSU                                Celso de Almeida Moraes
Independent Auditors                                                 Accountant
CRC - SP 011.609/O-S-ES                                  CRC-SP 124.669/O- S-ES

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